SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   ----------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                For May 12, 2005

                                 ING GROEP N.V.
                               Amstelveenseweg 500
                                1081-KL Amsterdam
                                 The Netherlands

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


               Form 20-F       X            Form 40-F
                          ------------                 -----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes                  No       X
                        ----------           ------------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on May 12, 2005

[ING LOGO]

Amsterdam o 12 May 2005

ING GROUP FIRST-QUARTER NET PROFIT RISES 72% TO EUR 1,941 MILLION
ALL BUSINESS LINES CONTRIBUTE TO PROFIT GROWTH AND VALUE CREATION
AS RETURNS INCREASE

o NET PROFIT PER SHARE INCREASES TO EUR 0.89 FROM EUR 0.54 IN FIRST QUARTER 2004
o PROFIT BEFORE TAX EXCLUDING IMPACT OF DIVESTMENTS RISES 28.9% TO EUR 2,185 MILLION
o INSURANCE PROFIT BEFORE TAX EXCLUDING DIVESTMENTS RISES 44.5%, DRIVEN
  BY ALL REGIONS
o BANKING PROFIT BEFORE TAX EXCLUDING DIVESTMENTS RISES 18.3%, LED BY ING
  DIRECT
o RAROC BANKING RISES TO 19.8% EXCLUDING DIVESTMENTS, IRR INSURANCE RISES TO
  12.6%
o TOTAL OPERATING EXPENSES DECLINE EUR 398 MILLION COMPARED WITH FOURTH
  QUARTER
o IMPACT FROM INTERNATIONAL FINANCIAL REPORTING STANDARDS IS LIMITED

CHAIRMAN'S STATEMENT
"ING Group made a strong start to the year. All six business lines contributed to the sharp increase in first-quarter net profit, which was supported by a lower tax rate due to tax-exempt gains on divestments and private equity," said Michel Tilmant, Chairman of the Executive Board. "We saw healthy progress at the Group's three growth engines. ING Direct added one million new customers and attracted more than EUR 15 billion in funds entrusted in the first quarter alone. The life insurance businesses in developing markets posted a 36% increase in the value of new business, and Asia/Pacific accounted for more than half of the Group's total. Assets in the pensions and retirement savings business also continued to grow."

"All three banking business lines performed above ING's target for risk-adjusted return on capital, and the life insurance businesses posted a 20% increase in the value of new business by focusing on the most profitable products and market segments."

"Our operating expenses declined from the level in the fourth quarter. However expenses remain a key point of attention for management, and we will continue to look for ways to reduce costs and improve efficiency to preserve our competitive position, particularly in mature markets. At Nationale-Nederlanden we plan to reduce the annual cost base by EUR 235 million by 2007 to bring efficiency into line with the industry benchmark. That will lead to a reduction of the workforce by 1,000 positions by the end of 2007 as well as a reduction in third-party staff as backlogs diminish."

"In the first quarter we continued to benefit from favourable market conditions. Risk costs in banking were historically low, partly due to releases of provisions in Wholesale Banking, supported by improvements in risk management as well as favourable market conditions. Our life insurance businesses were helped by investment gains, while the non-life insurance business continued to benefit from exceptionally low claims, particularly in Canada. Looking forward to the full year, we are confident about the year ahead, although market circumstances have started to deteriorate and have become more challenging recently."

--------------------------------------------------------------------------------
         ALL FIGURES COMPARE FIRST-QUARTER 2005 WITH FIRST-QUARTER 2004
      UNLESS OTHERWISE STATED. COMPARABLE FIGURES FOR 2004 EXCLUDE IAS 32,
               39 & IFRS 4. SEE APPENDIX 7 FOR ACCOUNTING CHANGES.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                  PRESS CONFERENCE CALL: 12 May, 9:30 a.m. CET.
              Listen only: NL +31 20 796 5001 UK +44 20 7154 2666

      ANALYST PRESENTATION: 12 May, 11:15 a.m. CET at ING House, Amsterdam.
                       Presentation & webcast www.ing.com

                  ANALYST CONFERENCE CALL: 12 May, 4 p.m. CET.
     Listen only: NL +31 45 631 6910 UK +44 20 8400 6356 US +1 303 262 2130
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
MEDIA RELATIONS +31 20 541 6522               INVESTOR RELATIONS +31 20 541 5571
--------------------------------------------------------------------------------

1.1 ING GROUP
---------------------------------------------------------------------------------------------------
   TABLE 1. ING GROUP KEY FIGURES
                                                                           FIRST QUARTER
In EUR million                                                  2005          2004         Change
---------------------------------------------------------------------------------------------------
Profit before tax excluding divestments:
- Insurance Europe                                               505           352          43.5%
- Insurance Americas                                             444           335          32.5%
- Insurance Asia/Pacific                                         171           112          52.7%
- Other(1)                                                      -127          -112
                                                               -----         -----
INSURANCE PROFIT BEFORE TAX EXCLUDING DIVESTMENTS                993           687          44.5%

- Wholesale Banking                                              725           661           9.7%
- Retail Banking                                                 394           325          21.2%
- ING Direct                                                     127            78          62.8%
- Other(2)                                                       -54           -56
                                                               -----         -----
BANKING PROFIT BEFORE TAX EXCLUDING DIVESTMENTS                1,192         1,008          18.3%

TOTAL PROFIT BEFORE TAX EXCLUDING DIVESTMENTS                  2,185         1,695          28.9%
Gains/losses on divestments                                      376           -84
Profit before tax from divested units                             14           125
                                                               -----         -----
TOTAL PROFIT BEFORE TAX                                        2,575         1,736          48.3%
Taxation                                                         572           529           8.1%
Third-party interests                                             62            77         -19.5%
                                                               -----         -----

NET PROFIT                                                     1,941         1,130          71.8%
- of which Insurance                                             730           467          56.3%
- of which Banking                                             1,211           663          82.7%

NET PROFIT PER SHARE (in EUR)                                   0.89          0.54          64.8%

KEY FIGURES
Net return on capital and reserves(3)                          26.4%         25.4%
Debt/equity ratio(4)                                            9.0%         10.9%
Total staff (average FTEs)                                   114,700       113,100           1.4%
---------------------------------------------------------------------------------------------------

1. Other insurance results includes the currency hedge result in 2004, interest on core debt and results on reinsurance activities
2. Other banking results consist mainly of interest expenses that are not allocated to the different business lines
3. 2004 figures are full-year on ING GAAP basis; 2005 figures exclude revaluation reserves for available-for-sale securities
4. Comparable figure is based on IFRS at 1 January 2005

FIRST-QUARTER PROFIT
Net profit increased 71.8% to EUR 1,941 million in the first quarter of 2005, up from EUR 1,130 million in the same period last year, driven by strong growth across all business lines. Net profit from insurance rose 56.3% to EUR 730 million, driven by strong profit growth from the life insurance businesses in Asia, the U.S. and the Netherlands, as well as continued strong underwriting results from non-life insurance in Canada. Net profit from banking rose 82.7% to EUR 1,211 million, driven by the continued growth of ING Direct and lower risk costs particularly in Wholesale Banking, as well as realised gains on divestments in the first quarter of 2005. Net profit per share rose 64.8% to EUR
0.89 from EUR 0.54 in the first quarter of 2004.

Total profit before tax increased 48.3% to EUR 2,575 million. Realised gains on divestments added EUR 376 million to profit before tax in the first quarter of 2005 compared with a loss of EUR 84 million from divestments in the first quarter of 2004. The divested units contributed a total of EUR 125 million to profit before tax in the first quarter of 2004 and EUR 14 million in the first quarter this year. Excluding those impacts, profit before tax increased 28.9% to EUR 2,185 million. (See Appendix 2 for details of the impact from divestments.)

Insurance profit before tax excluding divestments rose 44.5% to EUR 993 million, with all three regions reporting strong increases. Insurance Europe posted an increase of 43.5% to EUR 505 million, lifted by higher investment gains in the Netherlands as well as continued growth in Central Europe. Insurance Americas posted a 32.5% increase to EUR 444 million, driven by continued strong underwriting results at the Canadian non-life insurance business as well as higher investment and fee income at the U.S. life business. Insurance Asia/Pacific posted a 52.7% increase, driven by strong growth from life insurance in Australia and South Korea.

Banking profit before tax excluding divestments increased 18.3% to EUR 1,192 million, bolstered by higher results from all three business lines. Wholesale Banking posted a 9.7% increase to EUR 725 million, due to the release of some debtor provisions. Retail Banking rose 21.2% to EUR 394 million, driven by higher results from the Netherlands and Belgium. ING Direct posted a 62.8% increase in profit before tax to EUR 127 million, lifted by strong growth in funds entrusted and mortgage lending.

TAX RATE
The effective tax rate decreased to 22.2% in the first three months of 2005 from 30.5% in the first quarter of 2004, due to a lower nominal tax rate in the Netherlands as well as high tax-exempt realised gains on divestments and private equity. The effective tax rates for insurance and banking are both within the expected range for 2005 of 20% to 25%.

CURRENCY IMPACT
The decline of most currencies against the euro had a negative impact of EUR 11 million. Starting from 2005, ING no longer has hedges in place for the U.S. dollar. In the first quarter of 2004, the U.S. dollar hedge resulted in a net gain of EUR 52 million. Including the gain on the dollar hedge last year, the total negative currency impact on the comparison for first-quarter net profit was EUR 63 million.

IMPACT OF IFRS
ING Group adopted International Financial Reporting Standards (IFRS) as endorsed by the European Union as of 2005. The 2004 comparatives have been restated to comply with IFRS. However, as permitted by IFRS 1, ING Group has not restated the 2004 comparatives for the impact of IAS 32, 39 and IFRS 4. Accordingly, comparative information with respect to financial instruments and insurance contracts is prepared under ING Group's previous accounting policies (ING GAAP). In the first quarter of 2005, IAS 32, 39, IFRS 4 and adjustments to the fair value of real estate had a positive impact on net profit of approximately EUR 90 million. For the insurance operations, the standards had a positive net impact of approximately EUR 60 million, mainly due to the revaluation of non-trading derivatives, adjustments to the fair value of real estate, prepayment penalties on mortgages, and realised gains on bonds. In the banking operations, the impact of IAS 32 and 39 was approximately EUR 30 million after tax, mainly due to the revaluation of non-trading derivatives, which was partly offset by amortised results on fixed-interest securities in 2004.

FIRST QUARTER VS. FOURTH QUARTER
Compared with the fourth quarter of 2004, net profit increased 37.9% from EUR 1,408 million to EUR 1,941 million. Total operating expenses declined by a total of EUR 398 million in the first quarter from a peak in the fourth, with both banking and insurance showing improvements. Net profit from insurance declined 16.6% to EUR 730 million, due to gains on divestments in the fourth quarter of 2004. Insurance profit before tax excluding divestments rose 4.9% to EUR 993 million from EUR 947 million in the previous quarter, driven by higher life profits in the Netherlands, Central Europe and Asia. Net profit from banking more than doubled to EUR 1,211 million from EUR 533 million in the fourth quarter of 2004, partly due to gains on divestments in the first quarter and losses on divestments in the fourth quarter. Banking profit before tax excluding divestments rose 47.7% to EUR 1,192 million from EUR 807 million, due to higher income, particularly from ING Direct and financial markets, lower risk costs and a return to lower expenses after a peak in the fourth quarter of 2004.

1.2 BALANCE SHEET & CAPITAL AND RESERVES

----------------------------------------------------------------------------------------
   TABLE 2. KEY BALANCE SHEET FIGURES
                                                   31 March      1 January           Q1
In EUR billion                                         2005           2005       Change
----------------------------------------------------------------------------------------
CAPITAL AND RESERVES                                   31.3           28.3        10.6%
- insurance operations                                 16.8           15.3         9.8%
- banking operations                                   18.4           17.2         7.0%
- eliminations(1)                                      -3.9           -4.2

TOTAL ASSETS                                        1,036.5          964.5         7.5%

NET RETURN ON CAPITAL AND RESERVES(2)                 26.4%          25.4%
- insurance operations                                21.0%          27.0%
- banking operations                                  23.9%          15.8%
----------------------------------------------------------------------------------------

1. own shares, subordinated loans, third-party interests, debenture loans and other eliminations
2. as per 31 December 2004 under ING GAAP standards, March 2005 figures are annualised

CAPITAL AND RESERVES
On 31 March 2005, ING's capital and reserves amounted to EUR 31.3 billion, an increase of EUR 3.0 billion, or 10.6%, compared with 1 January 2005. Net profit from the first three months of 2005 added EUR 1.9 billion to capital and reserves, a transfer from insurance liabilities added EUR 0.3 billion as a result of deferred profit sharing, exchange rate differences added EUR 0.6 billion and other changes added EUR 0.4 billion. Unrealised revaluations on equities and debt securities had a negative impact of EUR 0.2 billion.

CAPITAL RATIOS
The debt/equity ratio of ING Groep N.V. improved to 9.0% from 10.9% at 1 January 2005. The improvement was caused by a EUR 3.7 billion increase in the Group capital base, excluding third-party interests, due to retained earnings and revaluations as well as a EUR 0.3 billion decrease in core debt. The capital coverage ratio for ING's insurance operations increased to 208% of regulatory requirements at the end of March compared with 201% at 1 January 2005. The Tier-1 ratio of ING Bank N.V. stood at 7.21% on 31 March 2005, up from 7.00% on 1 January 2005. The solvency ratio (BIS ratio) for the bank improved to 10.76% from 10.59% on 1 January 2005. Compared with 1 January 2005, total risk-weighted assets rose by EUR 13.3 billion, or 4.9%, to EUR 287.4 billion, driven by growth in all three banking business lines.

RETURN ON CAPITAL AND RESERVES
The net return on capital and reserves increased to 26.4% in the first three months of 2005 from 25.4% for full-year 2004. The net return on capital and reserves of the insurance operations was 21.0% in the first three months 2005 compared with 27.0% for full-year 2004, while the net return on capital and reserves from banking rose to 23.9% from 15.8%. The net return on capital and reserves for 2004 is based on net profit and average capital and reserves under Dutch GAAP, while the 2005 figures are based on IFRS.

ASSETS UNDER MANAGEMENT
Assets under management increased 6.0% to EUR 470.1 billion in the first quarter from EUR 443.4 billion at the end of 2004, excluding the impact of divestments. The increase was driven by a net inflow of EUR 13.3 billion, the impact of a decline in the euro in the first quarter of EUR 12.1 billion, and higher stock markets, which added EUR 0.5 billion. Including the impact of divested units, which had a combined EUR 47.7 billion in funds under management, and a restatement due in part to IFRS, total assets under management decreased by 4.4%.

1.3 INSURANCE OPERATIONS
-----------------------------------------------------------------------------------------------
   TABLE 3. ING GROUP: INSURANCE PROFIT & LOSS ACCOUNT
                                                                      FIRST QUARTER
In EUR million                                              2005           2004          Change
-----------------------------------------------------------------------------------------------
Life premium income                                        9,265          9,234            0.3%
Non-life premium income                                    1,898          2,132          -11.0%
                                                          ------         ------
TOTAL PREMIUM INCOME                                      11,163         11,366           -1.8%
Income from investments                                    2,215          2,117            4.6%
Commission income                                            344            303           13.5%
Other income                                                 278            146           90.4%
                                                          ------         ------
TOTAL  INCOME                                             14,000         13,932            0.5%

Underwriting expenditure                                  11,508         11,786           -2.4%
Other interest expenses                                      270            285           -5.3%
Operating expenses                                         1,197          1,133            5.6%
Impairments/investment losses                                  3             12          -75.0%
                                                          ------         ------
TOTAL EXPENDITURE                                         12,978         13,216           -1.8%

TOTAL PROFIT BEFORE TAX                                    1,022            716           42.7%
- of which life insurance                                    692            474           46.0%
- of which non-life insurance                                330            242           36.4%

Taxation                                                     246            224            9.8%
Third-party interests                                         46             25           84.0%
                                                          ------         ------
NET PROFIT                                                   730            467           56.3%

IMPACT FROM DIVESTMENTS
Total profit before tax                                    1,022            716           42.7%
Gains/losses on divestments                                   29
Profit before tax from divested units                                        29
                                                          ------         ------
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS                      993            687           44.5%
- of which life insurance                                    682            465           46.7%
- of which non-life insurance                                311            222           40.1%

KEY FIGURES
Value of new life business                                   188            157           19.7%
Internal rate of return                                    12.6%          11.7%
Combined ratio non-life business                             88%            89%
Net return on capital and reserves(1)                      21.0%          27.0%
Staff (average FTEs)                                      51,100         49,600            3.0%
-----------------------------------------------------------------------------------------------

1. 2004 figures are full-year on ING GAAP basis

FIRST-QUARTER PROFIT
Net profit from insurance increased 56.3% to EUR 730 million, supported by higher results from both life and non-life insurance. The life insurance activities in the U.S., Asia and Australia benefited from strong sales and asset growth, while the Dutch life business was bolstered by higher investment and other income, including realised gains on private equity. The non-life insurance activities continued to benefit from strong underwriting experience, particularly lower claims in Canada. The effective tax rate was reduced to 24.1% from 31.3% in the first quarter last year as a result of a decrease in the nominal tax rate and non-taxable gains on private equity in the Netherlands.

Total profit before tax rose 42.7% to EUR 1,022 million. Pre-tax profit in the first quarter of 2005 includes EUR 29 million in realised gains from the sale of shares in ING Canada and the sale of Freeler in the Netherlands. Divested insurance businesses contributed EUR 29 million to profit before tax in the first quarter last year. Excluding the impact of divestments, profit before tax from insurance increased 44.5% to EUR 993 million.

Profit before tax excluding divestments from life insurance rose 46.7% to EUR 682 million, driven by strong results in the U.S., Asia/Pacific and the Netherlands. Life results in the U.S. were driven by higher assets under management, due to strong sales and positive equity market developments in 2004, while profit from the life businesses in Asia/Pacific continued to grow, particularly in Australia and South Korea, due to strong sales. In the Netherlands, life results increased mainly due to higher private equity results and adjustments to fair value of real estate and derivatives, despite higher costs.

Profit before tax excluding divestments from non-life insurance rose 40.1% to EUR 311 million, boosted by strong results in Canada and the Netherlands. ING Canada continued to benefit from a favourable claims environment as well as the consolidation of the portfolio acquired from Allianz Canada in 2004. The combined ratio of the non-life businesses improved to 88% in the first quarter of 2005 from 89% in the same period last year, due to a further improvement in the claims ratio while the expense ratio deteriorated.

Total premium income declined 1.8% to EUR 11,163 million, due to the impact of divestments. Divested units contributed EUR 213 million to premium income in the first quarter of 2004. Under IFRS 4 some products were reclassified from life insurance to investment contracts, notably in Australia, Belgium and the U.S. Excluding divestments, currency effects and reclassifications under IFRS, total premiums increased 8.6%, led by an 11.3% increase in life premiums. Non-life premiums declined 11.0% to EUR 1,898 million, mainly due to divestments in Australia and the Netherlands. Excluding divestments and currency effects, non-life premiums decreased 3.9%, due in part to a decline in Mexico.

Investment income increased 4.6%, due in part to an adjustment to the fair value of real estate as well as an increase in interest income in the U.S. Other income rose sharply primarily because of higher profits from associates and gains on private equity. Impairments/investment losses amounted to just EUR 3 million in the first quarter of 2005, compared with EUR 12 million in the first quarter of 2004.

Operating expenses from the insurance operations increased 5.6% to EUR 1,197 million. Excluding the impact of divestments, operating expenses increased 7.7%, due to higher costs in all business lines, but particularly in the Netherlands. Operating expenses in the Americas increased due to the integration of Allianz Canada, while operating expenses in Asia/Pacific increased due to higher sales volumes and customer service improvements. Expenses as a percentage of assets under management for investment products deteriorated to 91 basis points from 88 basis points in the first quarter last year. Expenses as a percentage of premiums for life products increased from 12.01% to 12.51% in the first quarter 2005. The expense ratio for non-life insurance was 25%, up from 22% in the first quarter last year.

------------------------------------------------------------------------------------------------------------------------
TABLE 4.  NEW LIFE INSURANCE PRODUCTION AND VALUE BY REGION
In EUR million                     NEW PRODUCTION 1Q 2005                           NEW PRODUCTION 1Q 2004
                                                   Value of                                        Value of
                             Annual      Single         New                  Annual      Single         New
                            premium     Premium    Business        IRR      Premium     Premium    Business        IRR
-----------------------------------------------------------------------------------------------------------------------

Insurance Europe                134         743          46       12.9%          91         719          43       14.7%
Insurance Americas              403       3,237          43       10.5%         485       4,560          42        9.7%
Insurance Asia/Pacific          308       1,637          99       15.2%         299         606          72       14.0%
                              -----       -----       -----      -----        -----       -----       -----       -----
TOTAL                           845       5,617         188       12.6%         875       5,885         157       11.7%
-----------------------------------------------------------------------------------------------------------------------

VALUE OF NEW BUSINESS
The value of new life insurance business written by the insurance operations increased 19.7% to EUR 188 million in the first quarter of 2005, up from EUR 157 million in the same period last year, driven by strong sales, particularly in Asia and Central Europe. Developing markets world-wide contributed a total of EUR 76 million to the value of new business, up 35.7% from the first quarter last year. The value of new business written by Insurance Asia/Pacific rose 37.5% to EUR 99 million, accounting for more than half of the total new business value. Insurance Europe posted a 7.0% increase to EUR 46 million, lifted by higher sales in the Netherlands and Central Europe. The value of new business written by Insurance Americas increased to EUR 43 million from EUR 42 million, as the impact of margin increases was partially offset by a lower U.S. dollar, the decision to exit the individual life reinsurance business, and lower sales in Latin America. The internal rate of return on new business production increased to 12.6% from 11.7%, lifted by improvements in the Americas and Asia/Pacific due to pricing discipline. IRRs are adjusted to reflect expected currency movements relative to the euro.

1.4 BANKING OPERATIONS
----------------------------------------------------------------------------------------------
TABLE 5.  ING GROUP: BANKING PROFIT & LOSS ACCOUNT
                                                                      FIRST QUARTER
In EUR million                                               2005          2004        Change
----------------------------------------------------------------------------------------------
Interest result                                             2,163         2,134          1.4%
Investment income                                             499            84        494.0%
Commission income                                             596           710        -16.1%
Other income                                                  420           354         18.6%
                                                            -----         -----
TOTAL INCOME                                                3,678         3,282         12.1%

OPERATING EXPENSES                                          2,129         2,125          0.2%
                                                            -----         -----
Gross result                                                1,549         1,157         33.9%
Addition to provisions for loan losses                        - 4           137       -102.9%
                                                            -----         -----
TOTAL PROFIT BEFORE TAX                                     1,553         1,020         52.3%

Taxation                                                      326           305          6.9%
Third-party interests                                          16            52        -69.2%
                                                            -----         -----
NET PROFIT                                                  1,211           663         82.7%

IMPACT FROM DIVESTMENTS
Total profit before tax                                     1,553         1,020         52.3%
Gains/losses on divestments                                   347           -84
Profit before tax from divested units                          14            96
                                                            -----         -----
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS                     1,192         1,008         18.3%

KEY FIGURES
Cost/income ratio                                           57.9%         64.7%
RAROC (pre-tax)                                             30.2%         25.9%
RAROC (after tax)                                           23.9%         18.2%
Total risk-weighted assets(1) (in EUR billion)              287.4         274.1          4.9%
Addition to provisions for loan losses in basis points
of average credit-risk-weighted assets                         -1            22
Staff (average FTEs)                                       63,600        63,500          0.2%
----------------------------------------------------------------------------------------------
1. 31 March 2005 compared with year-end 2004

FIRST QUARTER PROFIT
Net profit from banking rose 82.7% to EUR 1,211 million, driven by higher income, a sharp decline in risk costs, and gains on divestments. The effective tax rate of the banking operations declined to 21.0% from 29.9% in the first quarter of 2004, mainly due to non-taxable gains on divestments. Total profit before tax rose 52.3% to EUR 1,553 million, including EUR 347 million in gains on the sale of Baring Asset Management and the sale of a 12.77% stake in ING Bank Slaski, as well as EUR 14 million in profit from divested units. The first quarter of 2004 included a loss before tax of EUR 84 million on the sale of the Asian cash equities business, as well as EUR 96 million in profit before tax from divested units. Excluding divestments, profit before tax rose 18.3% to EUR 1,192 million from EUR 1,008 million. All three banking business lines contributed to the increase.

Total income from banking rose 12.1% to EUR 3,678 million, while excluding divestments income rose 6.2%. The interest result, excluding the impact of divestments, increased 5.2% to EUR 2,158 million, driven by a higher average balance sheet total, mainly due to the continued strong growth of ING Direct. The implementation of IAS 32 and 39 from 2005 had a negative impact of approx. EUR 60 million on the interest result in the first quarter. IFRS also resulted in an increase of the balance sheet total by approximately EUR 85 billion due to limited netting possibilities and derivatives being taken onto the balance sheet. The combined impact resulted in a total interest margin of 1.19%, substantially lower than the 1.56% published in the first quarter of 2004. About 29 basis points of this reduction can be attributed to the impact of IFRS. Loans and advances to customers of the banking operations increased by EUR 19.6 billion, or 5.5%, from 1 January 2005 to EUR 378.4 billion at the end of March 2005. Corporate lending rose by EUR 12.0 billion, of which EUR 8.9 billion was from outside the Netherlands. Personal lending increased by EUR 7.5 billion. The growth in personal lending was almost entirely due to a EUR 6.7 billion increase in residential mortgages, of which EUR 4.3 billion was from ING Direct. (See Appendix 5.5) Customer deposits and other funds on deposits of the banking operations increased by EUR 26.1 billion, or 6.6%, to EUR 424.7 billion, to a large extent caused by the continued strong growth of ING Direct.

Investment income increased from EUR 84 million to EUR 499 million, including the gains on Baring Asset Management and ING Bank Slaski shares. Excluding divestments, investment income rose 35.7%, or EUR 40 million, to EUR 152 million, mainly due to realised gains on equities in the Netherlands and Belgium. (See Appendix 5.6)

Commission income declined 16.1% to EUR 596 million, or decreased 8.3% excluding divestments, mainly caused by lower funds-transfer commission in the Netherlands, lower commissions from the securities business and lower Other commissions. This was compensated in part by higher management fees from ING Real Estate and ING Belgium. (See Appendix 5.7)

Other income increased 18.6% to EUR 420 million. Excluding the impact of divestments, Other income rose 28.7%, or EUR 93 million, to EUR 417 million. The implementation of IAS 32 and 39 had a positive impact of approximately EUR 60 million due to a positive valuation result on non-trading derivatives. The remaining increase was mainly due to the proportional (50%) consolidation of Postkantoren BV (EUR 37 million), which was partially offset by lower results from the trading portfolio, notably in Belgium and the Americas. The first quarter of 2004 included a loss of EUR 48 million on Postbank's unit-linked mortgage product 'MeerWaardehypotheek'. (See Appendix 5.8)

Total operating expenses increased 0.2% to EUR 2,129 million as higher costs were offset by the impact of divestments. Excluding divestments, operating expenses increased 7.7%, or by EUR 148 million, of which EUR 50 million was due to the continued growth of ING Direct and EUR 37 million was due to the consolidation of Postkantoren BV. The remaining increase was caused mainly by higher IT expenses, provisions taken at ING Belgium and higher personnel expenses. The cost/income ratio of the banking activities improved to 57.9% from 64.7% in the first quarter of 2004. However, excluding the gains/losses on divestments, the cost/income ratio deteriorated to 63.9% from 62.7%. The average number of staff increased to 63,600 from 63,500 in the first quarter of 2004.

Additions to provisions for loan losses reached an historic low, supported by releases of some provisions. ING released EUR 4 million from the provision for loan losses in the first quarter of 2005, compared with an addition to the provision for loan losses of EUR 137 million in the same quarter last year. The negative risk costs were possible due to an improvement of the credit portfolio, the release of some provisions previously taken, notably in Wholesale Banking, the absence of new large defaults, and improvements in risk management. The addition equalled an annualised -1 basis point of average credit-risk-weighted assets, compared with 22 basis points in the first quarter of 2004 and 18 basis points for the full-year 2004.

RAROC
The after-tax Risk-Adjusted Return on Capital (RAROC) of ING's banking operations improved to 23.9% in the first quarter of 2005 from 18.2% in the same quarter last year. Excluding the gains on divestments, the after-tax RAROC was 19.8%. All three business lines produced returns above ING's target of 12.0% after tax. Retail Banking posted a return of 34.8% excluding the gain on ING Bank Slaski shares. Wholesale Banking's RAROC after tax improved to 19.7% (excluding gains on divestments) from 17.9%. ING Direct's RAROC after tax improved sharply from 9.5% to 13.2%, surpassing ING's target. In the RAROC calculation, the actual credit risk provisioning is replaced by statistically expected losses reflecting average credit losses over the entire economic cycle.

2.1 INSURANCE EUROPE PROFIT RISES 43.5% TO EUR 505 MILLION

o  PROFIT IN THE NETHERLANDS RISES 52.1% DUE TO PRIVATE EQUITY GAINS & IFRS
   IMPACT
o  INTERNAL RATE OF RETURN IN THE NETHERLANDS IMPROVES TO 12.9%
o  VALUE OF NEW BUSINESS LIFTED BY LAUNCH OF NEW PENSION FUND IN SLOVAKIA

--------------------------------------------------------------------------------------------
   TABLE 6. INSURANCE EUROPE PROFIT & LOSS ACCOUNT
                                                                     FIRST QUARTER
In EUR million                                               2005         2004       Change
--------------------------------------------------------------------------------------------
Life premium income                                         2,212        2,534       -12.7%
Non-life premium income                                       940        1,008        -6.7%
TOTAL PREMIUM INCOME                                        3,152        3,542       -11.0%
Income from investments                                     1,041          954         9.1%
Commission and other income                                   298          152        96.1%
                                                            -----        -----
TOTAL INCOME                                                4,491        4,648        -3.4%

Underwriting expenditure                                    3,401        3,788       -10.2%
Other interest expenses                                       118           97        21.6%
Operating expenses                                            454          400        13.5%
Impairments/investment losses                                   3           11       -72.7%
                                                            -----        -----
TOTAL EXPENDITURE                                           3,976        4,296        -7.4%

TOTAL PROFIT BEFORE TAX                                       515          352        46.3%
- of which life insurance                                     406          268        51.5%
- of which non-life insurance                                 109           84        29.8%

Gains/losses on divestments                                    10
Profit before tax from divested units
                                                            -----        -----

PROFIT BEFORE TAX EXCLUDING DIVESTMENTS                       505          352        43.5%
- of which life insurance                                     396          268        47.8%
- of which non-life insurance                                 109           84        29.8%

KEY FIGURES
Value of new life business                                     46           43         7.0%
Internal rate of return                                     12.9%        14.7%
Assets under management(1)                                149,300      144,900         3.0%
Staff (average FTEs)                                       16,400       15,900         3.1%
--------------------------------------------------------------------------------------------

1. 2004 figures are year-end

FIRST-QUARTER PROFIT
Profit before tax excluding divestments at Insurance Europe increased 43.5% to EUR 505 million in the first quarter of 2005, up from EUR 352 million in the first quarter last year. The increase was driven by a 47.8% increase in life results due to higher investment income in the Netherlands and continued growth in Central Europe. Profit before tax from the non-life insurance businesses rose 29.8%, led by growth in the Netherlands. Including the impact of the sales of Freeler in the first quarter of 2005, total profit before tax from Insurance Europe rose 46.3% to EUR 515 million.

Total premium income decreased 11.0% to EUR 3,152 million, due in part to the sale of the Dutch health insurance portfolio in 2004 and rate adjustments to improve profitability. Excluding those impacts, total premium income declined 1.7%. Life premium income fell 12.7% to EUR 2,212 million due to the reclassification of some products in Belgium from life insurance to investment contracts under IFRS, as well as rate adjustments in the Netherlands. Excluding the impact of the reclassification of products and currency impacts, life premium income declined 4.4%. Non-life premiums declined 6.7% to EUR 940 million, due to the sale of the Dutch health portfolio. Excluding that sale and currency effects, non-life premiums increased 5.9%.

Investment income increased 9.1% to EUR 1,041 million, lifted by adjustments to the fair value of real estate, the revaluation of non-trading derivatives, and higher realised gains on bonds and equities.

Commission and Other income increased to EUR 298 million from EUR 152 million, due to higher profits from associates and higher realised gains on private equity.

Operating expenses increased 13.5% to EUR 454 million, and rose 14.6% adjusted for the impact of divestments. The increase was driven by higher external staff expenses and investments in new IT systems in the Netherlands as well as higher expenses in Belgium. The average number of staff at Insurance Europe increased 3.1% to 16,400 employees as an increase in the Netherlands was partially offset by a decrease in Belgium.

GEOGRAPHICAL BREAKDOWN INSURANCE EUROPE
-------------------------------------------------------------------------------------
   TABLE 7. INSURANCE EUROPE PROFIT BEFORE TAX
                                                               FIRST QUARTER
In EUR million                                            2005       2004      Change
-------------------------------------------------------------------------------------
Netherlands                                                406        267      52.1%
- of which life                                            310        194      59.8%
- of which non-life                                         96         73      31.5%
Belgium                                                     40         37       8.1%
- of which life                                             29         28       3.6%
- of which non-life                                         11          9      22.2%
Central Europe(1) & Spain                                   59         48      22.9%
                                                           ---        ---
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS                    505        352      43.5%
-------------------------------------------------------------------------------------

1. Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece, Russia

In the Netherlands, profit before tax excluding the sale of Freeler increased 52.1% to EUR 406 million, driven by strong increases from both life and non-life insurance, due to higher gains on private equity as well as the impact of IFRS. The implementation of IAS 32, 39 and IFRS 4, and adjustments to the fair value of real estate had a total positive impact of approximately EUR 90 million in the first quarter of 2005. Life insurance profit before tax rose 59.8% to EUR 310 million, driven by an increase in investment and other income as a result of high gains on private equity and positive revaluations to the fair value of real estate and (embedded) derivatives. Life premium income declined 8.2%, due in part to rate adjustments to increase profitability. Profit before tax from the Dutch non-life insurance business improved 31.5% to EUR 96 million due to better results in Fire, Health and Loss of income/disability insurance as a result of continued good claim experience. Premium income from non-life insurance decreased 7.7% to EUR 823 million, due to the sale of the health portfolio in 2004. Excluding that sale, non-life premium income rose 6.7%. Operating expenses increased 15.4% due to higher external staff expenses to improve the service level and reduce backlogs as well as higher IT expenses at Nationale-Nederlanden. However costs declined 19.2% from the fourth quarter.

In order to improve efficiency at Nationale-Nederlanden and bring costs into line with the industry benchmark, the company plans to reduce the annual cost base by EUR 235 million by 2007, or 20% compared with 2004. That will result in a reduction of the workforce by 1,000 positions over three years out of 6,200 full-time positions at Nationale-Nederlanden. About EUR 75 million in severance costs are expected over three years. The number of external advisors and temporary staff will also be reduced over the same period as backlogs diminish. However, Nationale-Nederlanden will continue to invest in IT systems and process innovation to improve productivity and efficiency in order to further improve customer service and the competitiveness of its products.

In Belgium, profit before tax from the insurance operations rose 8.1% to EUR 40 million. Life results (including Luxembourg) showed a moderate increase of 3.6% to EUR 29 million, despite a 42.9% drop in life premium income caused by the reclassification of some life products as investment contracts under IFRS, as well as lower sales through the bank channel. Non-life results increased 22.2% to EUR 11 million, due to higher results from Fire and Loss of income/Accident. Non-life premiums increased 0.8% to EUR 104 million.

In Central Europe & Spain, profit before tax increased 22.9% to EUR 59 million, due to better life results in Poland and Hungary driven by a higher investment income and a slight decrease of operating expenses. Premium income rose 17.4% to EUR 378 million, driven by an 18.1% increase in life premiums to EUR 366 million.

--------------------------------------------------------------------------------------
   TABLE 8. INSURANCE EUROPE PREMIUM INCOME
                                                                 FIRST QUARTER
In EUR million                                             2005       2004     Change
--------------------------------------------------------------------------------------
Netherlands                                               2,349      2,555      -8.1%
- of which life                                           1,526      1,663      -8.2%
- of which non-life                                         823        892      -7.7%
Belgium                                                     425        665     -36.1%
- of which life                                             321        562     -42.9%
- of which non-life                                         104        103       1.0%
Central Europe(1) & Spain                                   378        322      17.4%
                                                            ---        ---
TOTAL                                                     3,152      3,542     -11.0%
--------------------------------------------------------------------------------------

1. Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece, Russia

VALUE OF NEW LIFE BUSINESS
The value of new business written by Insurance Europe increased to EUR 46 million from EUR 43 million in the first quarter last year, driven by an increase in the Netherlands as well as the launch of a new pension fund in Slovakia, which added EUR 7 million to the value of new business. That was partially offset by a decline in Belgium due to lower sales. The overall internal rate of return expected on the new production is 12.9%, down from 14.7% in the first quarter 2004. The deterioration of the internal rate of return was caused by a decrease in margins in Belgium, which countered an improvement of the internal rate of return in the Netherlands and Central Europe.

--------------------------------------------------------------------------------------------------------------------
   TABLE 9.  INSURANCE EUROPE NEW LIFE INSURANCE PRODUCTION
                                    NEW PRODUCTION 1Q 2005                        NEW PRODUCTION 1Q 2004
                                                   Value of                                     Value of
                             Annual      Single         New               Annual      Single         New
In EUR million              premium     Premium    Business      IRR     Premium     Premium    Business        IRR
--------------------------------------------------------------------------------------------------------------------
Netherlands(1)                   40         390          21     12.9%         36         280          17      12.4%
Belgium                          13         289           7     16.8%          7         399          18      40.8%
Central Europe & Spain           81          64          18     12.1%         48          40           8      11.4%

TOTAL                           134         743          46     12.9%         91         719          43      14.7%
--------------------------------------------------------------------------------------------------------------------

1. VNB statistics for 1Q 2004 were reported with a lag of one quarter, thus the figures above for the Netherlands represent production for 4Q 2003. Starting at year-end 2004, the lag of one quarter has been removed.

2.2  INSURANCE AMERICAS PROFIT INCREASES 32.5% TO EUR 444 MILLION

o PROFIT FROM CANADA CLIMBS TO EUR 130 MILLION DRIVEN BY STRONG UNDERWRITING RESULTS
o U.S. PROFIT RISES 25.5% DUE TO STRONG GROWTH IN ASSETS UNDER MANAGEMENT
o INTERNAL RATE OF RETURN FOR U.S. BUSINESS IMPROVES TO 10.7%

--------------------------------------------------------------------------------
   TABLE 10. INSURANCE AMERICAS PROFIT & LOSS ACCOUNT
                                                           FIRST QUARTER
In EUR million                                      2005         2004     Change
--------------------------------------------------------------------------------
Life premium income                                4,250        4,718      -9.9%
Non-life premium income                              947        1,026      -7.7%
                                                 -------      -------
TOTAL PREMIUM INCOME                               5,197        5,744      -9.5%
Income from investments                            1,031        1,006       2.5%
Commission and other income                          272          194      40.2%
                                                 -------      -------
TOTAL INCOME                                       6,500        6,944      -6.4%

Underwriting expenditure                           5,412        6,041     -10.4%
Other interest expenses                               73           26     180.8%
Operating expenses                                   552          531       4.0%
Impairments/investment losses                                       2
                                                 -------      -------
TOTAL EXPENDITURE                                  6,037        6,600      -8.5%

TOTAL PROFIT BEFORE TAX                              463          344      34.6%
- of which life insurance                            262          221      18.6%
- of which non-life insurance                        201          123      63.4%

Gains/losses on divestments                           19
Profit before tax from divested units                              9
                                                 -------      -------

PROFIT BEFORE TAX EXCLUDING DIVESTMENTS              444          335      32.5%
- of which life insurance                            262          212      23.6%
- of which non-life insurance                        182          123      48.0%

KEY FIGURES
Value of new life business                            43           42       2.4%
Internal rate of return                            10.5%         9.7%
Assets under management(1)                       169,300      160,900       5.2%
Staff (average FTEs)                              26,200       25,400       3.1%
--------------------------------------------------------------------------------
1. 2004 figures are year-end


FIRST-QUARTER PROFIT
Profit before tax excluding divestments at Insurance Americas increased 32.5% to EUR 444 million in the first quarter of 2005. The increase was driven by continued strong underwriting results at the Canadian non-life insurance business as well as higher investment and fee income at the U.S. life business due to continued growth in assets under management. Profit growth was partially offset by the weakening of the U.S. dollar and the Mexican peso against the euro, which had a negative impact of EUR 16 million on first-quarter profit. Including the income from the individual life reinsurance business in 2004 and a gain in the first quarter of 2005 from the over-allotment of shares from the ING Canada IPO, total profit before tax from Insurance Americas increased 34.6% to EUR 463 million.

Premium income declined 9.5% to EUR 5,197 million. The weakening of the U.S. dollar and Mexican peso against the euro had a negative impact of EUR 316 million, accounting for more than half of the decline. Premium income in the U.S. was lower due to a change under IFRS in the accounting for investment contracts, and a decline in the retirement services business because of a continued focus on higher margins and not simply volume. The decline was partially offset by higher sales of variable annuities. Premium income from Mexico was also lower as a result of the non-renewal of a few large commercial non-life policies as the company focuses on the more profitable market segments.

Investment income increased 2.5% to EUR 1,031 million, due largely to higher asset levels and higher income as a result of short-term interest rate developments in the United States, as well as the gain on the over-allotment of ING Canada shares. Commission and Other income increased to EUR 272 million from EUR 194 million.

Operating expenses increased 4.0% driven by higher expenses in Canada related to the acquisition of Allianz Canada, and increased expenses in the United States due to business growth. The decline of the U.S. dollar and Mexican peso against the euro reduced expenses in Insurance Americas by EUR 26 million.

GEOGRAPHICAL BREAKDOWN INSURANCE AMERICAS
--------------------------------------------------------------------------------
   TABLE 11. INSURANCE AMERICAS PROFIT BEFORE TAX
                                                           FIRST QUARTER
In EUR million                                      2005        2004      Change
--------------------------------------------------------------------------------
United States                                        261         208       25.5%
Canada                                               130          64      103.1%
Latin America                                         53          63      -15.9%
- of which Mexico                                     40          46      -13.0%
- of which South America(1)                           13          17      -23.5%
                                                     ---         ---
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS              444         335       32.5%
--------------------------------------------------------------------------------

1. Argentina, Brazil, Chile, Peru

In the United States, profit before tax excluding divestments increased 25.5% to EUR 261 million led by higher investment income due to the strong growth in asset levels over the past year as well as higher fee income related to sales of variable annuities and higher equity markets. The composite margin after credit-related gains and losses improved to 154 basis points from 134 basis points in the first quarter of 2004. The decline of the U.S. dollar against the euro had a negative impact of EUR 13 million on profit before tax. Premium income declined 10.8% to EUR 4,234 million in the first quarter of 2005 due in part to a change in accounting treatment for investment contracts and a decline in sales. Premium income from variable annuities increased, driven by higher sales of products with living benefit features. The decline of the U.S. dollar against the euro had a negative impact of EUR 292 million, accounting for more than half the reduction in premium income in the U.S. Operating expenses declined 3.2% to EUR 344 million, including the impact of currencies which accounted for EUR 21 million of the positive comparison, as well as EUR 9 million from the individual life reinsurance business in the first quarter of 2004.

In Canada, profit before tax from the non-life insurance activities increased strongly to EUR 130 million from EUR 64 million in the first quarter of 2004, driven by strong underwriting results and the purchase of Allianz Canada in the fourth quarter of 2004. The business continued to benefit from lower claims frequency and severity, particularly in personal motor insurance. The loss ratio improved to 58.7%, compared with 66.3% in the first quarter of 2004. The expense ratio increased as a result of higher operating expenses related to the integration of the Allianz Canada business, which is progressing according to plan. A lower level of net written premium due to the termination of an assumed reinsurance treaty in the first quarter of 2004 also contributed to the increase in the expense ratio. The combined ratio increased to 95.6% from 91.9% in the first quarter of 2004. Premium income rose 14.4% to EUR 509 million as the purchase of Allianz Canada more than offset the decrease in premium rates as a result of regulatory changes.

In Mexico, profit before tax declined 13.0% to EUR 40 million in the first quarter of 2005 because of higher claims in the automobile line, which was partially offset by improved performance in other non-life insurance lines. Premiums declined 28.3% to EUR 307 million, largely due to the non-renewal of a few large contracts in the commercial non-life business. Operating expenses fell 7.4% to EUR 75 million. The decline of the peso against the euro had a negative impact of EUR 5 million on operating expenses.

In South America, profit before tax from Chile, Brazil, Peru and Argentina declined 23.5% to EUR 13 million, because of weaker results in Chile due to lower investment yields. Results were also lower in Brazil as a result of higher claims in property & casualty insurance. Premiums increased 20.5% driven by higher annuity sales in Chile. Operating expenses rose EUR 8 million or 43.3% due to expenses related to the pending sale of the non-life business in Chile as well as higher marketing expenses in Peru, and accrual releases in the first quarter of 2004.

--------------------------------------------------------------------------------
   TABLE 12. INSURANCE AMERICAS PREMIUM INCOME
                                                           FIRST QUARTER
In EUR million                                      2005         2004     Change
--------------------------------------------------------------------------------
United States                                      4,234        4,749     -10.8%
Canada                                               509          445      14.4%
Latin America                                        454          550     -17.5%
- of which Mexico                                    307          428     -28.3%
- of which South America(1)                          147          122      20.5%
                                                     ---          ---
TOTAL PREMIUM INCOME                               5,197        5,744      -9.5%
--------------------------------------------------------------------------------

1. Argentina, Brazil, Chile, Peru

VALUE OF NEW LIFE BUSINESS
The value of new life insurance business written by Insurance Americas increased 2.4% to EUR 43 million, driven by stronger results in the United States from higher sales of variable annuities and higher margins. That was partially offset by a decline in new business value in Mexico due to competitive pressure in the market for pension products as well as the exclusion of the U.S individual life reinsurance business. The decline of the U.S. dollar against the euro had a negative impact of EUR 3 million on the value of new business. The overall internal rate of return for the first quarter of 2005 was 10.5%, up from 9.7% in the first quarter of 2004, as improvements in the U.S. more than offset the decline in Mexico. The internal rate of return for the U.S. business in U.S. dollars increased to 11.1%.

-------------------------------------------------------------------------------------------------------------------
  TABLE 13.  INSURANCE AMERICAS NEW LIFE INSURANCE PRODUCTION
                                 NEW PRODUCTION 1Q 2005                        NEW PRODUCTION 1Q 2004
                                                   Value of                                     Value of
                             Annual      Single         New               Annual      Single         New
In EUR million              premium     Premium    Business      IRR     Premium     Premium    Business        IRR
-------------------------------------------------------------------------------------------------------------------
United States                   366       3,178          41     10.7%        439       4,530          38       9.7%
Mexico                           17           5           0      7.7%         30           1           3      15.3%
South America                    20          54           2      9.1%         16          29           1       7.7%

TOTAL                           403       3,237          43     10.5%        485       4,560          42       9.7%
-------------------------------------------------------------------------------------------------------------------

2.3 INSURANCE ASIA/PACIFIC PROFIT RISES 52.7% TO EUR 171 MILLION

o LIFE PREMIUM INCOME INCREASES 41.4% TO EUR 2,800 MILLION LED BY JAPAN AND
  KOREA
o VALUE OF NEW LIFE BUSINESS RISES TO EUR 99 MILLION, ACCOUNTING FOR 53% OF ING'S TOTAL
o INTERNAL RATE OF RETURN INCREASES TO 15.2% FROM 14.0% A YEAR EARLIER

--------------------------------------------------------------------------------
   TABLE 14. INSURANCE ASIA/PACIFIC PROFIT & LOSS ACCOUNT
                                                            FIRST QUARTER
In EUR million                                       2005       2004      Change
--------------------------------------------------------------------------------
Life premium income                                 2,800      1,980       41.4%
Non-life premium income                                10         96      -89.6%
                                                   ------      -----
TOTAL PREMIUM INCOME                                2,810      2,076       35.4%
Income from investments                               194        164       18.3%
Commission and other income                            46         23      100.0%
                                                   ------      -----
TOTAL INCOME                                        3,050      2,263       34.8%

Underwriting expenditure                            2,697      1,955       38.0%
Other interest expenses                                 1          4      -75.0%
Operating expenses                                    181        173        4.6%
Impairments/investment losses                                     -1
                                                   ------      -----
TOTAL EXPENDITURE                                   2,879      2,131       35.1%

TOTAL PROFIT BEFORE TAX                               171        132       29.5%
- of which life                                       170        111       53.2%
- of which non-life                                     1         21      -95.2%

Gains/losses on divestments
Profit before tax from divested units                             20
                                                   ------      -----
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS               171        112       52.7%
- of which life insurance                             170        111       53.2%
- of which non-life insurance                           1          1

KEY FIGURES
Value of new life business                             99         72       37.5%
Internal rate of return                             15.2%      14.0%
Assets under management(1)                         63,700     56,700       12.3%
Staff (average FTEs)                                8,500      8,300        2.4%
--------------------------------------------------------------------------------

1. 2004 figures are year-end

FIRST QUARTER PROFIT
Profit before tax excluding divestments at Insurance Asia/Pacific increased 52.7% to EUR 171 million in the first quarter of 2005, led by strong results from the Australian life and wealth businesses and the life insurance businesses in South Korea. Including the results of the Australian non-life joint venture, which was sold in the second quarter of 2004, total profit before tax from Insurance Asia/Pacific rose 29.5% from EUR 132 million in the first quarter of 2004 to EUR 171 million in the same period this year.

Premium income rose 35.4% to EUR 2,810 million, driven by higher life insurance sales. Life premium income increased 41.4% to EUR 2,800 million, led by a sharp increase in sales of single-premium variable annuities in Japan and unit-linked products in South Korea. That more than offset the impact of a reclassification of the majority of products in Australia from life insurance to investment products under IFRS. Excluding currency impacts, life premiums increased 43.2%. Double-digit growth rates were recorded in Japan (138.3%), South Korea (33.6%), Thailand (53.0%), India (57.6%), China (15.8%) and Malaysia (14.4%). Non-life premium income fell 89.6%, reflecting the sale of the Australian non-life business in the second quarter of 2004.

Investment income increased 18.3% to EUR 194 million due to the continuing growth in business and assets under management throughout the region. Commission and Other income rose to EUR 46 million from EUR 23 million, driven by higher fee income on investment products primarily as a result of the reclassification of most products in Australia under IFRS.

Operating expenses rose 4.6% to EUR 181 million, reflecting the continuing growth of businesses across the region. Excluding the effects of currencies and the divestment of the Australian non-life operation in 2004, operating expenses increased 13.8%, driven by investments to open new branches in China, India, and South Korea, increases of staff numbers in the wealth management and life insurance businesses to support a broader product range, customer service and IT improvements, as well as higher premium taxes as a result of increased volumes in Japan and Taiwan. The average number of full-time staff increased 2.4% in the first quarter to 8,500 mainly due to increases in South Korea, India and China.

GEOGRAPHICAL BREAKDOWN INSURANCE ASIA/PACIFIC
--------------------------------------------------------------------------------
   TABLE 15. INSURANCE ASIA/PACIFIC PROFIT BEFORE TAX
                                                             FIRST QUARTER
In EUR million                                       2005       2004     Change
-------------------------------------------------------------------------------
Australia                                              47         35      34.3%
South Korea                                            40         29      37.9%
Taiwan                                                 59         26     126.9%
Japan                                                  22         26     -15.4%
Rest of Asia(1)                                         3         -4
                                                      ---        ---
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS               171        112      52.7%
-------------------------------------------------------------------------------

1. Including China, India, Thailand, Indonesia, Hong Kong and Malaysia

In Australia, profit before tax from the life and wealth businesses increased 34.3% to EUR 47 million in the first quarter, driven by stronger underwriting results at the life insurance business and an increase in investment income due to higher asset levels and higher fee income from favourable market developments. Life premium income declined to EUR 29 million from EUR 281 million, due to the reclassification of the majority of products from life insurance to investment products under IFRS.

In South Korea, profit before tax rose 37.9% to EUR 40 million, driven by continued strong growth in premium income due to high persistency, steady sales through the tied agency network and the contribution of sales from the new bancassurance joint venture with Kookmin Bank called KB Life. Premium income rose 44.2% to EUR 489 million.

In Taiwan, profit before tax increased to EUR 59 million from EUR 26 million in the first quarter of 2004. ING has discontinued the EUR 25 million quarterly reserve-strengthening programme for Taiwan based on the current overall adequacy level of reserves for the region and the Group.

In Japan, profit before tax declined to EUR 22 million from EUR 26 million in the same period last year, when the claims experience for corporate-owned life insurance was exceptionally favourable. Total premium income rose to EUR 1,589 million from EUR 696 million. Income from single-premium variable annuities increased to EUR 1.2 billion from EUR 331 million, while premiums for corporate-owned life insurance were stable.

In the Rest of Asia, profit before tax rose to EUR 3 million from a loss of EUR 4 million in 2004. In China, new insurance sales suffered from soft markets. However, ING's 30% owned mutual fund joint venture, China Merchant Funds Management Company Ltd., raised more than EUR 1.5 billion from the launch of its Cash Plus Fund and made a positive contribution to profit before tax. The increase also reflects improvements in results from Malaysia, which were partially offset by lower results in Hong Kong.

--------------------------------------------------------------------------------
   TABLE 16. INSURANCE ASIA/PACIFIC PREMIUM INCOME
                                                             FIRST QUARTER
In EUR million                                       2005        2004     Change
--------------------------------------------------------------------------------
Australia                                              29         281     -89.7%
South Korea                                           489         339      44.2%
Taiwan                                                541         515       5.0%
Japan                                               1,589         696     128.3%
Rest of Asia(1)                                       162         159       1.9%
                                                    -----       -----
PREMIUM INCOME EXCLUDING DIVESTMENTS                2,810       1,990      41.2%
Divested units                                          0          86
                                                        -          --
                                                    -----       -----
TOTAL                                               2,810       2,076      35.4%
--------------------------------------------------------------------------------

1. including India, China, Hong Kong, Thailand, Indonesia and Malaysia

VALUE OF NEW LIFE BUSINESS
The value of new life insurance business written by Insurance Asia/Pacific was EUR 99 million, up 37.5% compared with the first quarter of 2004, and accounting for more than half of ING Group's total. Most units contributed to this growth in new business value, in particular Japan, South Korea and Australia, due to strong sales and changes in the product mix. ING invested EUR 121 million to write new life insurance business in the region in 2005, and the overall internal rate of return expected on this investment is 15.2% compared with a 14.0% rate of return in the first quarter of 2004.

-------------------------------------------------------------------------------------------------------------------
  TABLE 17.  INSURANCE ASIA/PACIFIC NEW LIFE INSURANCE PRODUCTION
                                       NEW PRODUCTION 1Q 2005                        NEW PRODUCTION 1Q 2004
                                                   Value of                                     Value of
                             Annual      Single         New               Annual      Single         New
In EUR million              premium     Premium    Business      IRR     Premium     Premium    Business        IRR
-------------------------------------------------------------------------------------------------------------------
Australia                        15         234           5     18.1%         19       188             2       9.6%
South Korea                     123          54          30     33.0%         93        38            21      25.0%
Taiwan                           51          55          27     16.1%         61        25            25      12.7%
Japan                            91       1,281          36     12.6%        102       334            23      14.3%
Rest of Asia/Pacific             28          13           1      7.3%         24        21             1       8.3%
                                ---       -----          --     -----        ---       ---            --
TOTAL                           308       1,637          99     15.2%        299       606            72      14.0%
-------------------------------------------------------------------------------------------------------------------

2.4  WHOLESALE BANKING PROFIT INCREASES 9.7% TO EUR 725 MILLION

o INCLUDING THE IMPACT OF DIVESTMENTS, PROFIT BEFORE TAX RISES 53.3%
o PROFIT LIFTED BY THE RELEASE OF LOAN LOSS PROVISIONS AS CREDIT ENVIRONMENT IMPROVES
o ING REAL ESTATE PROFIT BEFORE TAX INCREASES 34.1% TO EUR 98 MILLION

--------------------------------------------------------------------------------
   TABLE 18. WHOLESALE BANKING PROFIT & LOSS ACCOUNT
                                                            FIRST QUARTER
In EUR million                                       2005       2004      Change
--------------------------------------------------------------------------------
Interest result                                       701        846      -17.1%
Commission                                            302        402      -24.9%
Other income                                          787        428       83.9%
                                                    -----      -----
TOTAL INCOME                                        1,790      1,676        6.8%

OPERATING EXPENSES                                    848        937       -9.5%
                                                    -----      -----
Gross result                                          942        739       27.5%
Addition to provisions for loan losses                -82         71
                                                    -----      -----
PROFIT BEFORE TAX                                   1,024        668       53.3%

Gains/losses on divestments                           285        -84
Profit before tax from divested units                  14         91
                                                    -----      -----
TOTAL PROFIT BEFORE TAX EXCLUDING DIVESTMENTS         725        661        9.7%

KEY FIGURES
Cost/income ratio                                   47.4%      55.9%
RAROC pre-tax                                       28.8%      24.9%
RAROC after tax                                     25.0%      17.9%
Total risk-weighted assets (in EUR billion)         153.3      147.5        3.9%
Addition to provisions for loan losses in basis
points of average credit-risk-weighted assets         -22         19
Staff (average FTEs)                               21,900     24,100       -9.1%
--------------------------------------------------------------------------------

FIRST QUARTER PROFIT
Profit before tax excluding divestments at Wholesale Banking increased 9.7% to EUR 725 million, lifted by the release of loan loss provisions as the credit environment continued to improve. Including the impact of divestments, total profit before tax from Wholesale Banking increased 53.3% to EUR 1,024 million. ING realised a gain of EUR 255 million on the sale of Baring Asset Management in the first quarter of 2005, and EUR 30 million of the gain on the sale of 12.77% in ING Bank Slaski shares was reported under Wholesale Banking. The first quarter of 2004 included a loss of EUR 84 million on the sale of the Asian cash equities business.

Total income rose 6.8% to EUR 1,790 million, including the gains on the sales of Baring Asset Management and part of ING's stake in ING Bank Slaski in Poland. Excluding the impact of divestments, income declined 3.4% to EUR 1,444 million, mainly due to lower Financial Markets trading results in Belgium, the U.K. and the Americas compared with very strong results in the first quarter of 2004.

Operating expenses declined 9.5% to EUR 848 million, driven entirely by the divestments of the Asian cash equities business, CenE Bankiers and parts of ING BHF-Bank in 2004. Excluding divestments, operating expenses increased 5.1% to EUR 801 million, mainly due to a provision taken in Belgium as well as higher expenses at ING Lease and ING Real Estate to support the growth of the business. The cost/income ratio improved to 47.4% from 55.9% in the first quarter of 2004 including the results from divestments. Excluding gains and losses on divestments, the cost/income ratio deteriorated to 56.3% from 52.1%. The average number of wholesale staff declined 9.1% compared with a year earlier, mainly due to the sales of CenE Bankiers, the Asian cash equities business and parts of ING BHF-Bank.

The addition to the provision for loan losses improved sharply from EUR 71 million in the first quarter of 2004 to a release of EUR 82 million in the first quarter this year, due to the continued improvement of the credit environment and the absence of substantial new problem loans. The release was equal to -22 basis points of average credit-risk-weighted assets, compared with an addition to provisions of 19 basis points in the first quarter of 2004.

GEOGRAPHICAL BREAKDOWN WHOLESALE BANKING
--------------------------------------------------------------------------------
   TABLE 19. WHOLESALE BANKING PROFIT BEFORE TAX
                                                          FIRST QUARTER
In EUR million                                     2005       2004       Change
--------------------------------------------------------------------------------
Netherlands                                         260        223        16.6%
Belgium                                             225        276       -18.5%
Rest of world                                       175         96        82.3%
Other                                               -31         -5
                                                    ---         --
SUBTOTAL WHOLESALE BANKING                          629        590         6.6%
Asset management(1)                                  96         71        35.2%
                                                     --         --
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS             725        661         9.7%
--------------------------------------------------------------------------------

1. mainly ING Real Estate

In the Netherlands, profit before tax excluding divestments rose 16.6% to EUR 260 million driven by higher income and the release of some debtor provisions. Total income excluding divestments was up 6.9%, driven by a gain on the sale of convertible bonds and higher income from Structured Finance and leasing. That was partially offset by lower commissions on funds transfer and syndication fees. Operating expenses increased 7.2%, mainly due to growth in leasing activities and higher personnel expenses. Risk costs declined sharply due to the release of some debtor provisions. In the first quarter of 2005, risk costs were annualised -13 basis points of average credit-risk-weighted assets, compared with 4 basis points in the same quarter last year.

In Belgium, profit before tax excluding divestments declined 18.5% to EUR 225 million. Total income fell 14.3% as the Financial Markets activities could not match the record-high trading income level reported in the first quarter of 2004. Operating expenses rose 12.6%, due to EUR 31 million in provisions mainly related to Williams de Broe. Risk costs declined sharply from 11 basis points in the first quarter of 2004 to -35 basis points in the first quarter this year as a result of releases.

In Rest of the world, including the remaining German Wholesale Banking activities, profit before tax excluding divestments rose 82.3% to EUR 175 million, driven by releases of debtor provisions. Risk costs were EUR 82 million lower, with releases equal to an annualised -29 basis points of average credit-risk-weighted assets, compared with an addition of 45 basis points in the first quarter of 2004. Total income excluding divestments decreased 3.8%, while operating expenses were down 4.9%.

The asset management activities of Wholesale Banking posted a 35.2% increase in profit before tax excluding divestments to EUR 96 million. ING Real Estate's profit before tax rose 34.1% to EUR 98 million, driven by higher profits from the finance and investment management activities, partly offset by lower results from development. Baring Asset Management was sold to Mass Mutual Financial Group and Northern Trust Corporation as of 31 March 2005, and has been excluded from these figures.

RAROC
The after-tax Risk-Adjusted Return on Capital for the Wholesale Banking operations improved to 25.0%, compared with 17.9% in the first quarter of 2004, lifted by gains on the sale of Baring Asset Management and the ING Bank Slaski shares. Excluding those gains the after-tax RAROC improved to 19.7%. The Wholesale Banking activities in the Netherlands and Belgium are showing strong pre-tax RAROCs. Within the Rest of World, the performance of Asia and Germany are still below ING's target. The pre-tax RAROC of ING Real Estate improved to 42.8% from 28.2% in the first quarter of 2004.

------------------------------------------------------------------------------------------------------------------
   TABLE 20. WHOLESALE BANKING RISK-ADJUSTED RETURN ON CAPITAL
                                                 RAROC % (pre-tax)             ECONOMIC CAPITAL (in EUR billion)
                                          Q1 2005      Q1 2004     FY 2004      Q1 2005      Q1 2004      FY 2004
------------------------------------------------------------------------------------------------------------------
Netherlands                                  30.1         28.2        25.5          2.6          3.0          3.0
Belgium                                      29.2         34.3        22.2          2.3          2.7          2.5
Rest of world                                18.5         14.4        -1.6          2.6          3.4          3.1
Other                                       -72.3        -29.8       -43.6          0.2          0.1          0.2
                                                                                    ---          ---          ---
SUBTOTAL WHOLESALE BANKING                   23.5         23.9        13.6          7.7          9.2          8.8
Asset management(1)                          73.1         36.4        39.5          0.9          0.8          0.8
                                                                                    ---          ---          ---
TOTAL PRE-TAX                                28.8         24.9        16.0          8.6         10.0          9.6
TOTAL AFTER TAX                              25.0         17.9        12.2
------------------------------------------------------------------------------------------------------------------

1. mainly ING Real Estate and Baring Asset Management

2.5  RETAIL BANKING PROFIT RISES 21.2% TO EUR 394 MILLION

o INCOME EXCLUDING GAINS ON DIVESTMENTS INCREASES 14.1%
o COST/INCOME RATIO CONTINUES TO IMPROVE TO 65.1%
o RAROC AFTER TAX REMAINS HIGH AT 34.8% EXCLUDING DIVESTMENTS

-------------------------------------------------------------------------------------------
TABLE 21. RETAIL BANKING PROFIT & LOSS ACCOUNT
                                                                   FIRST QUARTER
In EUR million                                              2005         2004       Change
-------------------------------------------------------------------------------------------
Interest result                                            1,045          953         9.7%
Commission                                                   272          281        -3.2%
Other income                                                 107          -19
                                                           -----        -----
TOTAL INCOME                                               1,424        1,215        17.2%

OPERATING EXPENSES                                           927          840        10.4%
                                                           -----        -----
Gross result                                                 497          375        32.5%
Addition to provisions for loan losses                        41           45        -8.9%
                                                           -----        -----
PROFIT BEFORE TAX                                            456          330        38.2%

Gains/losses on divestments                                   62
Profit before tax from divested units                                       5
                                                           -----        -----
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS                      394          325        21.2%

KEY FIGURES
Cost/income ratio                                          65.1%        69.1%
RAROC pre-tax                                              52.8%        52.1%
RAROC after tax                                            38.5%        35.2%
Total risk-weighted assets (in EUR billion)                 79.2         76.5         3.5%
Addition to provisions for loan losses in basis points
of average credit-risk-weighted assets                        21           25
Staff (average FTEs)                                      35,600       34,500         3.2%
-------------------------------------------------------------------------------------------

FIRST QUARTER PROFIT
Profit before tax excluding divestments at Retail Banking increased 21.2% to EUR 394 million, lifted by higher results from Belgium as well as the Netherlands, where profit in the first quarter last year was impacted by a loss taken by Postbank on a unit-linked mortgage product. Including a gain of EUR 62 million on the sale of shares in ING Bank Slaski and the profit from the divested retail banking activities of ING BHF-Bank, total profit before tax from Retail Banking increased 38.2% to EUR 456 million.

Total income rose 17.2% to EUR 1,424 million, including the gain on the sale of shares in ING Bank Slaski. Excluding that gain and the impact of divestments, total income rose 14.1%, to EUR 1,362 million. Income was lifted by the proportional (50%) consolidation of Postkantoren BV in the Netherlands (which had no impact on total profit), and the acquisition of Mercator Bank in Belgium.

Operating expenses increased 10.4% to EUR 927 million, due in part to the consolidation of Postkantoren BV and Mercator Bank. Excluding that impact, operating expenses rose 6.8%, mainly due to wage increases and higher IT-expenses. The cost/income ratio improved to 65.1% from 69.1% in the first quarter of 2004. Excluding the gain on shares in ING Bank Slaski, the cost/income ratio improved to 68.1%. The average number of retail staff increased 3.2% to 35,600 due to the consolidation of Postkantoren BV and Mercator Bank.

The addition to the provision for loan losses declined to EUR 41 million from EUR 45 million. Lower risk costs in Belgium and Poland were partially offset by higher risk costs in the Netherlands. The total addition was equal to an annualised 21 basis points of average credit-risk-weighted assets compared with 25 basis points in the first quarter of 2004.

GEOGRAPHICAL BREAKDOWN RETAIL BANKING
----------------------------------------------------------------------------------------
   TABLE 22. RETAIL BANKING PROFIT BEFORE TAX
                                                                  FIRST QUARTER
In EUR million                                             2005       2004       Change
----------------------------------------------------------------------------------------
Netherlands                                                 290        252        15.1%
Belgium                                                      87         55        58.2%
Poland                                                        5          3        66.7%
Other retail(1)                                              12         15       -20.0%
                                                            ---        ---
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS                     394        325        21.2%
----------------------------------------------------------------------------------------

1. mainly ING Vysya Bank, Private Banking rest of world, and the Kookmin Bank stake

In the Netherlands, profit before tax from retail banking rose 15.1% to EUR 290 million. Total income increased 13.6%, driven by the consolidation of Postkantoren BV as well as the inclusion of a EUR 48 million loss in the first quarter of 2004 on Postbank's unit-linked mortgage product. Excluding both impacts, total income rose 2.7%, lifted by increased mortgage lending and savings. The residential mortgage portfolio in the Netherlands increased by EUR
2.1 billion, or 2.6%, to EUR 84.3 billion at the end of March. Operating expenses increased 11.9%, mainly due to the consolidation of Postkantoren BV. Excluding that impact, operating expenses increased 4.7% due to higher wages and costs to upgrade systems. Risk costs rose to 25 basis points of average credit-risk-weighted assets from 22 basis points in the first quarter of 2004.

In Belgium, profit before tax from retail banking increased 58.2% to EUR 87 million, driven by growth in income and the release of some loan loss provisions. Total income increased 15.1%, mainly due to the strong growth of savings and current accounts and the successful sales of structured notes. Operating expenses were 10.9% higher due to increased expenses for IT, marketing and the branch network. The impact of the acquisition of Mercator Bank on income and expense growth was 2.9%-points and 4.0%-points respectively. Risk costs were negative EUR 2 million due to releases compared with an addition of EUR 10 million in the first quarter of 2004.

In Poland, profit before tax from the retail banking activities of ING Bank Slaski (excluding the gain on the sale of shares) rose to EUR 5 million from EUR 3 million in the first quarter of 2004, fully due to lower risk costs. The level of loan loss provisioning is now an annualised 50 basis points of average credit-risk-weighted assets.

Other retail banking activities posted a profit before tax excluding divestments of EUR 12 million, down from EUR 15 million in the first quarter last year, fully caused by higher risk costs. The gross result (profit before risk costs) increased by EUR 2 million, notably due to ING Vysya Bank.

RAROC
The after-tax Risk-Adjusted Return on Capital for the business line Retail Banking improved to 38.5% from 35.2% in the first quarter of 2004. Excluding the gain on the sale of ING Bank Slaski shares the after-tax RAROC is 34.8%, well above ING's target of 12.0%. The low pre-tax RAROC in Other retail can be mainly attributed to the inclusion of ING Vysya Bank in the RAROC calculations as of the second half of 2004. On a like-for-like basis, excluding divestments, ING Vysya Bank and changes to the model for market risk, the RAROC after tax increased to 36.8% from 32.1%.

-------------------------------------------------------------------------------------------------------------
   TABLE 23. RETAIL BANKING RISK-ADJUSTED RETURN ON CAPITAL
                                            RAROC % (pre-tax)             ECONOMIC CAPITAL (in EUR billion)
                                     Q1 2005      Q1 2004     FY 2004      Q1 2005      Q1 2004      FY 2004
-------------------------------------------------------------------------------------------------------------
Netherlands                             64.5         63.1        68.0          1.8          1.6          1.6
Belgium                                 57.8         56.3        17.8          0.5          0.4          0.4
Poland                                  70.7         25.4        20.5          0.1          0.1          0.1
Other retail(1)                          4.1         12.9        -3.1          0.6          0.5          0.6
                                                                               ---          ---          ---
TOTAL PRE-TAX                           52.8         52.1        43.1          3.0          2.6          2.7
TOTAL AFTER TAX                         38.5         35.2        29.1
-------------------------------------------------------------------------------------------------------------

1. mainly ING Vysya Bank, Private Banking rest of world, and the Kookmin Bank stake

2.6  ING DIRECT PROFIT RISES TO EUR 127 MILLION FROM EUR 78 MILLION

o EUR 15.4 BILLION ADDED TO FUNDS ENTRUSTED IN FIRST QUARTER, 1 MILLION CUSTOMERS ADDED
o MORTGAGE PORTFOLIO GROWS BY EUR 4.4 BILLION TO EUR 37.5 BILLION
o RISK-ADJUSTED RETURN ON CAPITAL AFTER TAX INCREASES TO 13.2%, SURPASSING
  TARGET

------------------------------------------------------------------------------------------------
   TABLE 24. ING DIRECT(1) PROFIT & LOSS ACCOUNT
                                                                        FIRST QUARTER
In EUR million                                                  2005          2004        Change
------------------------------------------------------------------------------------------------
Interest result                                                  452           351         28.8%
Commission                                                        22            18         22.2%
Other income                                                      13             3        333.3%
                                                                 ---           ---
TOTAL INCOME                                                     487           372         30.9%

OPERATING EXPENSES                                               323           273         18.3%
                                                                 ---           ---
Gross result                                                     164            99         65.7%
Addition to provisions for loan losses                            37            21         76.2%
                                                                 ---           ---
PROFIT BEFORE TAX                                                127            78         62.8%

KEY FIGURES
Cost/income ratio                                              66.3%         73.4%
RAROC pre-tax                                                  22.8%         17.7%
RAROC after tax                                                13.2%          9.5%
Total risk-weighted assets (in EUR billion)                     54.9          50.1          9.6%
Addition to provisions for loan losses in basis points
of average credit-risk-weighted assets                            27            26
Staff (average FTEs)                                           6,100         4,900         24.5%
------------------------------------------------------------------------------------------------

1. Including ING Card

FIRST QUARTER PROFIT
Profit before tax from ING Direct (including ING Card) rose to EUR 127 million in the first quarter of 2005 compared with EUR 78 million in the first quarter of 2004 as it continued to attract new customers and benefited from further growth in business volumes from new and existing customers. Of the eight country units, ING Direct is already profitable in seven.

Total income increased 30.9% to EUR 487 million, driven mainly by a 28.8% increase in the interest result due to continued growth in both funds entrusted and mortgages. Since year-end 2004, total funds entrusted grew by EUR 15.4 billion, or 10.6%, to EUR 160.8 billion. Compared with a year ago, funds entrusted are up 38.6%. At the end of March 2005, ING Direct had a total mortgage loan portfolio of EUR 37.5 billion, an increase of EUR 4.4 billion, or 13.6%, from year-end 2004. Compared with the end of March 2004, mortgage lending rose 56.3%, driven by strong growth in the U.S., Germany and Australia. The total interest margin of the ING Direct operations narrowed to 0.91% from 1.03% during the first quarter of 2004, mainly due to a flattening of the yield curve in the non-euro countries.

Operating expenses increased 18.3% to EUR 323 million as a result of higher marketing costs and higher expenses to handle the continued growth of the business, notably the strong increase in mortgage distribution. At the end of March 2005, ING Direct had 12.5 million customers, an increase of 3.1 million, or 32.4%, compared with a year ago. In the first quarter of 2005, ING Direct added 1.0 million new customers. The cost/income ratio of ING Direct improved to 66.3% from 73.4% in the first quarter of 2004. The average number of full-time employees at ING Direct increased by 1,200 to 6,100 in the first quarter of 2005 compared with a year ago, mainly due to expansion in Germany, the U.S. and the U.K.

The addition to the provision for loan losses increased to EUR 37 million from EUR 21 million. Risk costs equalled an annualised 27 basis points of average credit-risk-weighted assets, compared with 26 basis points in the first quarter of 2004.

RAROC
The after-tax Risk-Adjusted Return on Capital for ING Direct improved from 9.5% in the first quarter of 2004 to 13.2%, and is now above ING's target of 12.0%. The increase was due entirely to higher economic returns as the units continued to grow business volumes much faster than expenses. In line with the strong growth of the business, economic capital increased to EUR 2.6 billion from EUR
2.1 billion in first quarter of 2004.

GEOGRAPHICAL BREAKDOWN ING DIRECT
----------------------------------------------------------------------
   TABLE 25.  ING DIRECT PROFIT BEFORE TAX (including ING Card)
                                              FIRST QUARTER
In EUR million                         2005        2004        Change
----------------------------------------------------------------------
Canada                                   14          15         -6.7%
Spain                                    14          11         27.3%
Australia                                15          17        -11.8%
France                                    3           0
United States                            53          25        112.0%
Italy                                     2          -4
United Kingdom                           -8         -11
Germany(1)                               40          27         48.1%
                                        ---         ---
SUBTOTAL ING DIRECT                     133          80         66.3%
ING Card                                 -6          -2
                                        ---         ---
TOTAL                                   127          78         62.8%
----------------------------------------------------------------------

1. including Austria

Seven of the eight ING Direct units posted a profit before tax in the first quarter of 2005. Only the U.K., which started operations in May 2003, is still loss making. Canada, Spain, Australia, the U.S. and Germany are already performing above ING's target for risk-adjusted return on capital.

The U.S. and Germany posted the strongest profit increases, driven by the continued growth of funds entrusted, mortgages and the number of clients. Despite the flattening of the yield curve in the non-euro countries, the profit development of ING Direct in Canada, Australia, the U.S. and the U.K. was still very satisfactory. ING Card showed a loss of EUR 6 million in the first quarter of 2005, partly caused by higher risk costs to bring provisions fully into line with IFRS.

--------------------------------------------------------------------------------------------------------------------
   TABLE 26. ING DIRECT CLIENTS AND FUNDS ENTRUSTED
                                        NUMBER OF CLIENTS                              FUNDS ENTRUSTED
                                            (x 1,000)                                  (in EUR billion)
                                31 March        31 Dec.       31 March       31 March        31 Dec.       31 March
                                    2005           2004           2004           2005           2004           2004
--------------------------------------------------------------------------------------------------------------------
Canada                             1,170          1,121            959            9.7            9.0            7.6
Spain                              1,047            975            799           11.3           10.2            8.4
Australia                          1,063            996            777            9.2            8.5            7.2
France                               448            413            354            9.9            9.2            7.9
United States                      2,551          2,226          1,649           24.7           21.2           15.9
Italy                                547            485            433           12.4           10.6            9.3
United Kingdom                       836            762            471           30.0           27.9           17.9
Germany(1)                         4,810          4,511          3,978           53.6           48.8           41.8
                                  ------         ------         ------          -----          -----          -----
TOTAL                             12,472         11,489          9,420          160.8          145.4          116.0
--------------------------------------------------------------------------------------------------------------------

1. including Austria

3. ASSETS UNDER MANAGEMENT INCREASE 6.0% TO EUR 470.1 BILLION

o INCLUDING THE IMPACT OF DIVESTMENTS, ASSETS UNDER MANAGEMENT DECLINE 4.4%
o FUND INFLOW OF EUR 13.3 BILLION DRIVEN BY INSURANCE ASIA/PACIFIC
o ING REAL ESTATE'S PORTFOLIO GROWS 6.8% TO EUR 53.5 BILLION

Assets under management increased 6.0% to EUR 470.1 billion in the first quarter from EUR 443.4 billion at the end of 2004, excluding the impact of divestments. The increase was driven by a net inflow of EUR 13.3 billion, the impact of a decline in the euro in the first quarter of EUR 12.1 billion, and higher stock markets, which added EUR 0.5 billion. Including the impact of divested units, which had a combined EUR 47.7 billion in funds under management, and a restatement of EUR 0.8 billion due in part to IFRS, total assets under management decreased by 4.4%.

FUND INFLOW
The net inflow of EUR 13.3 billion was mainly realised by Insurance Asia/Pacific, Insurance Europe and ING Real Estate. Insurance Asia/Pacific reported a net inflow of EUR 4.7 billion, lifted by the successful launch of the China Merchant Cash Fund with EUR 1.5 billion net new sales. ING Real Estate realised an inflow of EUR 2.4 billion, due in part to EUR 1.1 billion in new mandates won by ING Clarion in the U.S.

----------------------------------------------------------------------------------------------
   TABLE 27. ASSETS MANAGED BY BUSINESS LINE
                                                   31 March      31 December
In EUR billion                                         2005             2004           Change
----------------------------------------------------------------------------------------------
Insurance Europe                                      149.3            144.9             3.0%
Insurance Americas                                    169.3            160.9             5.2%
Insurance Asia/Pacific                                 63.7             56.7            12.3%
Retail Banking                                         45.1             42.5             6.1%
Wholesale Banking                                      39.6             35.8            10.6%
ING Direct                                              3.1              2.6            19.2%
                                                        ---              ---
ASSETS MANAGED EXCLUDING DIVESTED UNITS               470.1            443.4             6.0%
Divestments & restatements                            _____             48.5
                                                                        ----
TOTAL                                                 470.1            491.9            -4.4%
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
   TABLE 28. ASSETS ORIGINATED BY BUSINESS LINE
                                                    31 March     31 December
In EUR billion                                          2005            2004           Change
----------------------------------------------------------------------------------------------
Insurance Europe                                        49.2            47.3             4.0%
Insurance Americas                                     101.5            98.0             3.6%
Insurance Asia/Pacific                                  32.3            28.2            14.5%
Retail Banking                                          86.2            82.9             4.0%
Wholesale Banking                                       29.5            26.0            13.5%
ING Direct                                               3.1             2.6            19.2%
                                                         -----           ---
TOTAL THIRD PARTIES                                    301.8           285.0             5.9%
Proprietary assets                                     168.3           158.4             6.3%
                                                       -----           -----
ASSETS MANAGED EXCLUDING DIVESTED UNITS                470.1           443.4             6.0%
Divestments & restatements                            ______            48.5
                                                                        ----
TOTAL                                                  470.1           491.9            -4.4%
----------------------------------------------------------------------------------------------

DISTRIBUTION CHANNELS
Excluding the impact of divestments, all distribution channels showed higher assets under management. The business line Insurance Asia/Pacific posted a record growth of EUR 14.5%, driven by a strong inflow of EUR 4.7 billion. Divestments primarily impacted Retail Banking, due to the sale of the retail activities of ING BHF-Bank with EUR 15.3 billion in managed assets, and Wholesale Banking, due to the sale of Baring Asset Management with EUR 30.1 billion in assets.

FUND INVESTMENT PERFORMANCE
The investment performance statistics of the ING Mutual Funds continue to improve. Notably, ING has a good track record for fixed income and balanced strategies, while equity is returning to higher scores. Measured as a percentage of assets, more than half of ING funds performed above their benchmarks and peers over 1-year, 3-year and 5-year periods, while 68% of assets were in the first or second quartile on a five-year basis.

---------------------------------------------------------------------------------------------------
   TABLE 29. ASSETS UNDER MANAGEMENT BY ASSET CLASS
In EUR billion                                 31 March 2005                      31 December 2004
---------------------------------------------------------------------------------------------------
Equities                            141.3                30%                 160.2             32%
Fixed income                        255.4                54%                 258.3             53%
Real Estate(1)                       37.3                 8%                  33.8              7%
Cash                                 36.1                 8%                  39.6              8%
                                    -----               ----                 -----            ----
TOTAL                               470.1               100%                 491.9            100%
---------------------------------------------------------------------------------------------------

1. mainly ING Real Estate investment management and development activities, plus real estate assets from other business lines

---------------------------------------------------------------------------------
   TABLE 30. ASSETS UNDER MANAGEMENT BY CLIENT CATEGORY
                                   31 March    31 December 2004              1Q
In EUR billion                         2005                              Change
---------------------------------------------------------------------------------
Private clients                       202.8               215.2           -5.8%
Institutional clients                  99.0               119.6          -17.2%
                                       ----               -----
Total third parties                   301.8               334.8           -9.9%
Proprietary assets                    168.3               157.1            7.1%
                                      -----               -----
TOTAL                                 470.1               491.9           -4.4%

Share of third parties                64.2%               68.1%
---------------------------------------------------------------------------------

ING INVESTMENT MANAGEMENT
ING Investment Management continues to leverage the global scale of its operations and asset management skills to develop global strategies and cross-sell successful strategies into other regions. Total cross-regional assets under management amounted to EUR 9.5 billion. ING IM Americas accounted for EUR
6.7 billion of cross-regional products, while Europe accounted for EUR 1.9 billion and Asia/Pacific accounted for EUR 0.9 billion. In March, ING launched a new closed-end fund ING Global Equity Dividend and Premium Opportunity Fund, which leveraged the product development skills of ING IM Americas and the investment expertise of ING IM Europe. The fund raised EUR 1.3 billion through ING Funds' U.S. distribution channel, becoming the eighth largest fund to trade on the New York Stock Exchange.

ING REAL ESTATE
ING Real Estate's total portfolio, including the real estate finance portfolio, increased to EUR 53.5 billion at the end of March from EUR 50.1 billion at year-end 2004, driven mainly by growth of the real estate investment management activities. The real estate investment management portfolio increased by EUR 3.5 billion, or 11.3%, to EUR 34.4 billion, driven by a net inflow of EUR 2.4 billion. In the U.S., the Lion Industrial Trust also acquired a USD 440 million portfolio in the Atlanta area. ING Real Estate also launched the Global REIT Open Mother Fund in February, designed for Japanese investors. The real estate development portfolio and the finance portfolio were unchanged at EUR 2.1 billion and EUR 17.0 billion respectively.

PROFIT CONTRIBUTION
The asset management profit share climbed from 7% to 8% of total Group profit before tax excluding divestments. Including the gain on the sale of Baring Asset Management, asset management accounted for 17% of the total profit before tax

APPENDICES

1.   Key figures
2. Consolidated profit and loss account (Insurance/Banking) first quarter, gains & losses on divestments, and profit before tax from divested units
3.   Consolidated balance sheet and changes in capital and reserves
4.   Condensed consolidated statement of cash flows
5. Additional information: quarterly results, insurance profit & loss by life/non-life, insurance and banking income information, loans and advances to customers of the banking operations
6.   Value of new business statistics
7.   Accounting changes and impact of IFRS
8.   Information for shareholders














----------------

The accounting principles applied in this document for the 2005 figures are in accordance with International Financial Reporting Standards as endorsed by the European Union ("EU"). A brief summary of these accounting principles is included in Attachment 7 Accounting changes and impact of IFRS. A more detailed explanation can be found on the ING Group web site. The applied accounting principles differ from the published 2004 annual accounts as explained in attachment 7. We have, however, adjusted the comparative 2004 figures to reflect the impacts of IFRS except for those arising from IAS32/39 and IFRS 4 as also explained in attachment 7.

All figures in this document are unaudited.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING's core markets,
(ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

APPENDIX 1.

------------------------------------------------------------------------------------------------------------------------------
   1. KEY FIGURES
                                                              IFRS                           DUTCH GAAP
                                                          1Q         1Q         FY         FY        FY         FY         FY
                                                        2005       2004       2004       2003      2002       2001       2000
------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET (EUR x billion)
Total assets(1)                                        1,037        964        866        779       716        705        650
Capital and reserves(1)                                   31         28         26         21        18         22         25

ASSETS UNDER MANAGEMENT (EUR x billion)                  470        488        492        463       449        513        503

MARKET CAPITALISATION (EUR x billion)                     51         38         49         39        32         57         83

INCOME (EUR x million)
Insurance operations                                  14,000     13,932     55,398     53,233    59,449     55,274     34,521
Banking operations                                     3,678      3,282     12,537     11,680    11,201     11,111     11,302

OPERATING EXPENSES (EUR x million)
Insurance operations                                   1,197      1,133      4,837      4,897     5,203      5,583      5,023
Banking operations                                     2,129      2,125      8,658      8,184     8,298      8,186      8,273

IMPAIRMENTS/ADDITIONS TO THE PROVISION FOR LOAN
LOSSES (EUR x million)                                    -1        149        497      1,288     2,099        907        400

PROFIT (EUR x million)
Insurance operations                                   1,022        716      4,005      3,486     3,170      2,792      2,307
Banking operations                                     1,553      1,020      3,414      2,371     1,468      2,170      2,605
                                                       -----      -----      -----      -----     -----      -----      -----
Profit before tax                                      2,575      1,736      7,419      5,857     4,638      4,962      4,912

Operating net profit                                                         5,389      4,053     3,433      3,539      3,388
Capital gains/neg. value adjustment shares                                     579        -10       820        713        620
Non-operating net profit                                                                            247        325      7,976
                                                                             -----      -----     -----      -----      -----
Net profit                                             1,941      1,130      5,968      4,043     4,500      4,577     11,984
Distributable net profit                               1,941      1,130      5,968      4,043     4,253      4,252      4,901

FIGURES PER ORDINARY SHARE OF EUR 0.24 NOMINAL VALUE
Operating net profit                                                          2.53       2.00      1.77       1.83       1.76
Net profit                                              0.89       0.54       2.80       2.00      2.32       2.37       6.27
Distributable net profit                                0.89       0.54       2.80       2.00      2.20       2.20       2.56
Dividend                                                                      1.07       0.97      0.97       0.97       1.13
Capital and reserves(1)                                14.39      13.00      11.76      10.08      9.14      11.03      13.04

RATIOS (in %)
ING Group
   (Operating) return on equity (ROE)                   26.4       25.4       22.9       21.5      17.4       15.3       10.3
   (Operating) net profit growth                          72        n/a         33         18        -3          4         27
Insurance operations
   Combined ratio                                         88         89         94         98       102        103        104
   Capital coverage ratio(1)                             208        201        210        180       169        180        235
Banking operations
   BIS ratio ING Bank(1)                               10.76      10.59      11.47      11.34     10.98      10.57      10.75
   Tier-1 ratio ING Bank(1)                             7.21       7.00       7.71       7.59      7.31       7.03       7.22
   Cost/income ratio                                    57.9       64.7       69.1       70.1      74.1       73.7       73.2

EMPLOYEES (average FTEs)                             114,700    113,100    113,000    115,200   113,060    112,000     92,650
------------------------------------------------------------------------------------------------------------------------------

1. Balance sheet and capital & reserve figures for 1Q 2004 are based on IFRS figures from 1 January 2005

APPENDIX 2.  FIRST QUARTER PROFIT & LOSS ACCOUNT
-------------------------------------------------------------------------------------------------------------------------
   2.1  ING GROUP FULL-YEAR CONSOLIDATED PROFIT & LOSS ACCOUNT
                                               INSURANCE                 BANKING                     TOTAL(1)
In EUR million                            1Q 2005       1Q 2004    1Q 2005      1Q 2004     1Q 2005    1Q 2004         %
-------------------------------------------------------------------------------------------------------------------------
Premium income                             11,163        11,366                              11,163     11,366     -1.8%
Income from investments                     2,215         2,117        499           84       2,707      2,150     25.9%
Interest result banking operations                                   2,163        2,134       2,130      2,152     -1.0%
Commission income                             344           303        596          710         940      1,013     -7.2%
Other income                                  278           146        420          354         698        500     39.6%
                                           ------        ------      -----        -----      ------     ------
TOTAL INCOME                               14,000        13,932      3,678        3,282      17,638     17,181      2.7%

Underwriting expenditure                   11,508        11,786                              11,508     11,786     -2.4%
Other interest expenses                       270           285                                 230        252     -8.7%
Operating expenses                          1,197         1,133      2,129        2,125       3,326      3,258      2.1%
Impairments/additions to the
provision for loan losses                       3            12         -4          137          -1        149
                                           ------        ------      -----        -----      ------     ------
TOTAL EXPENDITURE                          12,978        13,216      2,125        2,262      15,063     15,445     -2.5%

PROFIT BEFORE TAX                           1,022           716      1,553        1,020       2,575      1,736     48.3%

Taxation                                      246           224        326          305         572        529      8.1%
Third-party interests                          46            25         16           52          62         77    -19.5%
                                           ------        ------      -----        -----      ------     ------
NET PROFIT                                    730           467      1,211          663       1,941      1,130     71.8%
-------------------------------------------------------------------------------------------------------------------------

1. Including inter-company eliminations.

-------------------------------------------------------------------------------------------------------------------------
   2.2   REALISED GAINS/LOSSES ON DIVESTMENTS BEFORE TAX
                                                 INSURANCE                   BANKING                      TOTAL
In EUR million                              1Q  2005     1Q  2004       1Q 2005       1Q 2004      1Q 2005      1Q  2004
-------------------------------------------------------------------------------------------------------------------------
- sale of Freeler                                 10                                                    10
                                                 ---        -----         -----         -----          ---         -----
INSURANCE EUROPE                                  10                                                    10

- over-allotment ING Canada IPO                   19                                                    19
                                                 ---        -----         -----         -----          ---         -----
INSURANCE AMERICAS                                19                                                    19

- sale of Baring Asset Management                                           255                        255
- sale of ING Bank Slaski shares                                             30                         30
(part)
- sale Asian cash equity business                                                         -84                        -84
                                                 ---        -----         -----         -----          ---         -----
WHOLESALE BANKING                                                           285           -84          285           -84

- sale of ING Bank Slaski shares                                             62                         62
                                                 ---        -----         -----         -----          ---         -----
(part)
RETAIL BANKING                                                               62                         62

TOTAL REALISED GAIN/LOSSES                        29                        347           -84          376           -84
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
   2.3   PROFIT BEFORE TAX FROM DIVESTED UNITS
                                                 INSURANCE                   BANKING                      TOTAL
In EUR million                               1Q 2005     1Q  2004      1Q  2005       1Q 2004      1Q 2005      1Q  2004
-------------------------------------------------------------------------------------------------------------------------
Insurance Europe
Insurance Americas                                              9                                                      9
Insurance Asia/Pacific                                         20                                                     20
Wholesale Banking                                                            14            91           14            91
Retail Banking                                                                              5                          5
ING Direct
                                               -----        -----         -----         -----        -----        ------
TOTAL PROFIT BEFORE TAX FROM DIVESTED
UNITS                                                          29            14            96           14           125
-------------------------------------------------------------------------------------------------------------------------

APPENDIX 3.

------------------------------------------------------------------------------------------------------
   3.1 ING GROEP N.V. CONSOLIDATED BALANCE SHEET

                                                    31 March            1 January
In EUR million                                          2005                 2005              Change
------------------------------------------------------------------------------------------------------
ASSETS
Cash and balances with central banks                  10,475                9,805                6.8%
Amounts due from banks                                62,134               51,721               20.1%
Non-trading derivatives                                8,512                9,127               -6.7%
Financial assets marked-to-market                    200,218              182,819                9.5%
Investments                                          288,545              265,597                8.6%
Loans and advances to customers                      410,362              390,846                5.0%
Reinsurance contracts                                  7,064                6,818                3.6%
Property and equipment                                 5,620                5,805               -3.2%
Other assets                                          43,605               41,945                4.0%
                                                   ---------              -------
TOTAL ASSETS                                       1,036,535              964,483                7.5%

EQUITY AND LIABILITIES

Capital and reserves                                  31,275               28,286               10.6%
Third-party interests                                  1,458                2,096              -30.4%
                                                   ---------              -------
TOTAL EQUITY                                          32,733               30,382                7.7%

LIABILITIES

Preference shares                                        296                  296
Subordinated loans                                     4,178                4,157                0.5%
Insurance and investment contracts                   228,398              218,551                4.5%
Amounts due to banks                                 111,178               95,621               16.3%
Customer deposits and other funds on
deposit                                              421,793              395,699                6.6%
Debt securities in issue/other borrowed
funds                                                107,813              107,155                0.6%
Non-trading derivatives                                7,781                8,647              -10.0%
Other liabilities                                    122,365              103,975               17.7%
                                                   ---------              -------
TOTAL LIABILITIES                                  1,003,802              934,101                7.5%

TOTAL EQUITY AND LIABILITIES                       1,036,535              964,483                7.5%
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
   3.2  CHANGES IN CAPITAL AND RESERVES

In EUR million
-----------------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES AS OF 31 DECEMBER 2004 (ING GAAP)                                                    25,866

Adjustments to IFRS                                                                                        2,420
                                                                                                          ------

CAPITAL AND RESERVES AS OF 1 JANUARY 2005 (IFRS)                                                          28,286

Net profit                                                                                1,941
Unrealised revaluations equities (after tax)                                                425
Unrealised revaluations debt securities (after tax)                                        -641
Transfer to insurance liabilities (shadow accounting)                                       283
Realised capital gains equities released to profit & loss account                           -37
Realised capital gains debt securities released to profit & loss account                    -45
Exchange rate differences                                                                   620
Other                                                                                       443
                                                                                          -----
Total changes first three months 2005                                                                      2,989
                                                                                                          ------

CAPITAL AND RESERVES AS OF 31 MARCH 2005                                                                  31,275
-----------------------------------------------------------------------------------------------------------------

APPENDIX 4.

---------------------------------------------------------------------------------------------------
   4. CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
In EUR million                                                           1Q 2005           1Q 2004
---------------------------------------------------------------------------------------------------

NET CASH FLOW FROM OPERATING ACTIVITIES                                   10,349            23,237

Investments and advances:
- associated undertakings                                                   -114
- available-for-sale investment securities                               -59,268
- held-to-maturity investment securities                                   1,029
- investment properties                                                      -59
- property and equipment                                                    -175
- assets subject to operating leases                                        -205
- investments for the risk of policyholders                              -10,399
- other investments                                                           -2
Disposals and redemptions:
- associated undertakings                                                    761
- available-for-sale investment securities                                44,957
- held-to-maturity investment securities                                     105
- investment property                                                         48
- property and equipment                                                     285
- assets subject to operating leases                                           0
- investments for the risk of policyholders                                8,494
- other investments                                                            3
NET CASH FLOW FROM INVESTING ACTIVITIES                                  -16,598           -27,393

Proceeds from insurance of subordinated loans                                  0
Repayments of subordinated loans                                               0
Proceeds from borrowed funds and debt securities                           2,947
Repayment from borrowed funds and debt securities                         -3,341
Deposits by reinsurers                                                        78
Issuance of ordinary shares                                                  102
Purchase of treasury shares                                                    0
Sale of treasury shares                                                        0
Dividends paid                                                                 0
NET CASH FLOW FROM FINANCING ACTIVITIES                                     -214               663
                                                                          ------
NET CASH FLOW                                                             -6,463            -3,493
Cash and equivalents at beginning of year                                 12,266             7,338
Effect of exchange-rate changes on cash and cash equivalents                 297               278
                                                                          ------             -----
CASH AND EQUIVALENTS AT END OF PERIOD                                      6,100             4,123
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
In this summary, cash comprises the following items:
Treasury bills and other eligible bills                                   12,266              8,531
Loans and advances to banks                                              -16,641            -13,116
Cash and bank balances and call money of the insurance operations         10,475              8,708
                                                                          ------              -----

CASH AND EQUIVALENTS AT END OF PERIOD                                      6,100              4,123
---------------------------------------------------------------------------------------------------

APPENDIX 5. ADDITIONAL INFORMATION
-----------------------------------------------------------------------------------------------------
   5.1  QUARTERLY RESULTS
                                                          1Q        4Q        3Q        2Q        1Q
In EUR million                                          2005      2004      2004      2004      2004
-----------------------------------------------------------------------------------------------------
Profit before tax
- Insurance Europe                                       515       365       397       509       352
- Insurance Americas                                     463       711       164       473       344
- Insurance Asia/Pacific                                 171       125        94       405       132
- Other                                                 -127        34       320         9      -112
                                                       -----     -----     -----     -----     -----
INSURANCE PROFIT BEFORE TAX                            1,022     1,235       975     1,396       716

- Wholesale Banking                                    1,024       323       528       426       668
- Retail Banking                                         456       175       352       318       330
- ING Direct                                             127       118       114       125        78
- Other                                                  -54        19       -85       -15       -56
                                                       -----     -----     -----     -----     -----
BANKING PROFIT BEFORE TAX                              1,553       635       909       854     1,020

PROFIT BEFORE TAX                                      2,575     1,870     1,884     2,250     1,736

NET PROFIT                                             1,941     1,408     1,554     1,663     1,130
- of which Insurance operations                          730       875       931     1,076       467
- of which Banking operations                          1,211       533       623       587       663

In EUR
NET PROFIT PER ORDINARY SHARE                           0.89      0.65      0.73      0.78      0.54
-----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
   5.2  INSURANCE PROFIT FROM LIFE AND NON-LIFE
                                             FIRST QUARTER 2005                        FIRST QUARTER 2004
In EUR million                          Life      Non-life          Total          Life      Non-life         Total
--------------------------------------------------------------------------------------------------------------------
Premium income                         9,265         1,898         11,163         9,234         2,132        11,366
Income from investments                1,988           227          2,215         1,942           175         2,117
Commission and other income              631            -9            622           447             2           449
                                      ------         -----         ------        ------         -----        ------
TOTAL INCOME                          11,884         2,116         14,000        11,623         2,309        13,932

Underwriting expenditure              10,020         1,488         11,508         9,997         1,789        11,786
Other interest expenses                  270                          270           285                         285
Operating expenses                       899           298          1,197           855           278         1,133
Impairments/investment losses              3                            3            12                          12
                                      ------         -----         ------        ------         -----        ------
TOTAL  EXPENDITURE                    11,192         1,786         12,978        11,149         2,067        13,216

PROFIT BEFORE TAX                        692           330          1,022           474           242           716
--------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
   5.3  INSURANCE INVESTMENT INCOME
                                                               FIRST QUARTER
In EUR million                                        2005         2004          Change
---------------------------------------------------------------------------------------
Income from debt securities                          1,317        1,498          -12.1%
Realised gains/losses on bonds(1)                       74           --
Other fixed-interest securities                        814          899           -9.5%
Income investment property                              52           72          -27.8%
Change in fair value real estate                        36           10          260.0%
Dividend income                                         49           46            6.5%
Realised gains/losses on equities                       45           20          125.0%
Other                                                  199          -20
Eliminations                                          -371         -408
                                                     -----        -----
TOTAL                                                2,215        2,117            4.6%
---------------------------------------------------------------------------------------

1. Approximately 50% of this amount has been transferred to the provision for deferred profit sharing (shadow accounting)

--------------------------------------------------------------------------------
   5.4  INSURANCE OTHER INCOME
                                                         FIRST QUARTER
In EUR million                                2005          2004         Change
--------------------------------------------------------------------------------
Valuation results non-trading derivatives       81          --
Share of profit associates                     169          48           252.2%
Other                                           28          98           -71.4%
                                               ---         ---
TOTAL                                          278         146            90.4%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   5.5  LOANS AND ADVANCES TO CUSTOMERS OF THE BANKING OPERATIONS
                                              31 March     1 January
In EUR billion                                    2005          2005     Change
--------------------------------------------------------------------------------
- Public authorities                              20.7       16.9         22.5%
- Other corporate                                208.5      200.3          4.1%
                                                 -----      -----
TOTAL CORPORATE                                  229.2      217.2          5.5%

- Mortgages                                      133.0      126.3          5.3%
- Other personal                                  20.0       19.2          4.2%
                                                 -----      ----
TOTAL PERSONAL                                   153.0      145.5          5.2%

Provisions for bank lending                       -3.8       -3.9

TOTAL BANK LENDING                               378.4      358.8          5.5%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   5.6  BANKING INVESTMENT INCOME
                                                         FIRST QUARTER
In EUR million                                2005          2004         Change
--------------------------------------------------------------------------------
Change in fair value real estate                 2             2           0.0%
Realised gains/losses on equities               41            27          51.9%
Realised gains/losses on bonds                   0             0
Gains/losses on divestments                    347           -42
Other investment income                        109            97          12.4%
                                               ---           ---
TOTAL                                          499            84         494.0%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   5.7  BANKING COMMISSION INCOME
                                                         FIRST QUARTER
In EUR million                                2005           2004        Change
--------------------------------------------------------------------------------
Funds transfer                                 124            149        -16.8%
Securities business                            150            219        -31.5%
Insurance broking                               38             42         -9.5%
Management fees                                189            185          2.2%
Brokerage and advisory fees                     28             27          3.7%
Other                                           67             88        -23.9%
                                               ---            ---
TOTAL                                          596            710        -16.1%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   5.8  BANKING OTHER INCOME
                                                         FIRST QUARTER
In EUR million                                2005           2004        Change
-------------------------------------------------------------------------------
Valuation results non-trading derivatives       86             --
Share of profit associates                       9              5         80.0%
Result of trading portfolio                    203            247        -17.8%
Other                                          122            102         19.6%
                                               ---            ---
TOTAL                                          420            354         18.6%
--------------------------------------------------------------------------------

APPENDIX 6. VALUE OF NEW BUSINESS STATISTICS

The internal rates of return have been adjusted to be consistent with a 7.5% discount rate in the Netherlands to reflect expected currency movements relative to the euro. The value of new business fully reflects acquisition expense overruns, which represent excess cost for acquiring new business over and above the expense allowances provided for in the product pricing. Starting in 2005, new business statistics are converted at the average exchange rate instead of the closing exchange rate of the reporting period. In compliance with the European Embedded Value Principles, statistics are included for Value of New Business divided by the present value of premiums in Table 6.1. ING continues to focus primarily on the value of new business and the internal rate of return as key value drivers.

--------------------------------------------------------------------------------------------------------------------
  6.1  VALUE OF NEW LIFE BUSINESS STATISTICS
In EUR million                        NEW PRODUCTION 1Q 2005                      NEW PRODUCTION FY 2004(1)
                             Value of New          PV of         VNB/PV   Value of New          PV of         VNB/PV
                                 Business       premiums       premiums       Business       premiums       premiums
--------------------------------------------------------------------------------------------------------------------
Netherlands                            21            704           3.0%             58          3,058           1.9%
Belgium                                 7            389           1.8%             42          1,946           2.2%
Central Europe & Spain                 18            459           3.9%             38          1,623           2.3%
                                      ---          -----                           ---         ------
INSURANCE EUROPE                       46          1,552           3.0%            138          6,627           2.1%
U.S.(2)                                41          4,743           0.9%            138         16,229           0.9%
Latin America                           2            120           1.7%             35            462           7.6%
                                      ---          -----                           ---         ------
INSURANCE AMERICAS(2)                  43          4,863           0.9%            173         16,691           1.0%
INSURANCE ASIA/PACIFIC                 99          2,179           4.5%            321          6,714           4.8%
                                      ---          -----                           ---         ------
TOTAL                                 188          8,594           2.2%            632         30,032           2.1%
--------------------------------------------------------------------------------------------------------------------

1. 2004 PV of premiums for Central Europe & Spain and Latin America are amended since the 2004 embedded value results publication.
2. 2004 includes individual life reinsurance business

---------------------------------------------------------------------------------------------------------------------
  6.2  INVESTMENT IN NEW LIFE BUSINESS & ACQUISITION EXPENSE OVERRUNS
In EUR million                          NEW PRODUCTION 1Q 2005                      NEW PRODUCTION 1Q 2004
                                 Investment in new   Acquisition expense     Investment in new   Acquisition expense
                                          business              overruns              business              overruns
---------------------------------------------------------------------------------------------------------------------
Netherlands                                     35                     1                    31                     1
Belgium                                          9                     0                     8                    -1
Central Europe & Spain                          40                     8                    23                     8
                                               ---                    --                   ---                    --
INSURANCE EUROPE                                84                     9                    62                     8
U.S.                                           213                     5                   295                     3
Latin America                                   19                     4                    15                     2
                                               ---                    --                   ---                    --
INSURANCE AMERICAS                             232                     9                   310                     5
INSURANCE ASIA/PACIFIC                         121                    -1                    90                     3
                                               ---                    --                   ---                    --
TOTAL                                          437                    17                   462                    16
---------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
   6.3 NEW BUSINESS PRODUCTION AND VALUE IN DEVELOPING MARKETS(1) BY REGION
In EUR million                         NEW PRODUCTION 1Q 2005                        NEW PRODUCTION 1Q 2004
                                                       Value of                                   Value of
                                Annual       Single         New               Annual      Single       New
                               premium      Premium    Business      IRR     Premium     Premium    usiness        IRR
------------------------------------------------------------------------------------------------------------------------
Europe                              64           20          16    12.3%          35           3          5       11.0%
Americas                            36           59           2     8.8%          46          29          4       11.3%
Asia/Pacific                       202          123          58    18.4%         178          84         47       14.6%
                                   ---          ---          --                  ---         ---         --
TOTAL                              302          202          76    14.9%         259         116         56       14.0%
------------------------------------------------------------------------------------------------------------------------

1.  The countries included as developing markets are:
    Europe: Bulgaria, Czech Republic, Hungary, Poland, Romania, Slovakia
    Americas: Chile, Mexico, Peru
    Asia/Pacific: China, Hong Kong, India, Korea, Malaysia, Thailand, Taiwan

 APPENDIX 7.  ACCOUNTING CHANGES AND IMPACT OF IFRS

7.1 BASIS OF PRESENTATION

ING Group applies International Financial Reporting Standards as endorsed by the European Union ("EU"). IFRS as endorsed by the EU differs from full IFRS as promulgated by the International Accounting Standards Board ("IASB") only in respect of IAS 39 (Financial instruments) in the following areas:
- elimination of the option to measure non-trading financial liabilities at fair value;
- elimination of certain restrictions concerning hedge accounting for portfolio hedges of core deposits.

Application of IFRS as endorsed by the EU is optional for ING Group. ING Group has adopted IFRS as endorsed by the EU as its accounting framework because it believes (together with several other European banks) that it enables a better reflection of the way in which European banks undertake asset/liability management, particularly in a fixed interest rate environment.

ING Group has early adopted ED 7 (regarding presentation and disclosure of financial instruments) as it is expected that this will be a final standard in 2005. During 2005, new IFRS requirements and/or interpretations may be issued. As a result, the accounting principles set out below may differ from the final accounting principles that will be applied in the 2005 annual accounts.

7.2 CHANGES IN ACCOUNTING PRINCIPLES

ING Group adopted IFRS as endorsed by the EU ("IFRS") as of 2005. The 2004 comparatives have been restated to comply with IFRS. However, as permitted by IFRS 1, ING Group has not restated the 2004 comparatives for the impact of IAS 32, IAS 39 and IFRS 4. Accordingly, comparative information with respect to financial instruments and insurance contracts is prepared under ING Group's previous accounting policies (ING GAAP). ING Group has implemented IFRS retrospectively, using the following transitional provisions:
- Goodwill is only capitalised on acquisitions after 1 January 2004. Accounting for acquisitions before that date has not been restated;
   goodwill on those acquisitions was charged directly to shareholders' equity.
- Hedge accounting is applied to all hedge relationships that were accounted for as a hedge under ING GAAP and meet the IAS 39 criteria for hedge accounting as of 1 January 2005.
- Unrecognised actuarial losses on employee benefit plans were recognised directly in equity at 1 January 2004.
- The cumulative translation differences reserve in equity was reset to nil at 1 January 2004.
- IFRS 2 (share based payments) is applied for unvested awards that were issued after 7 November 2002.

ING Group's accounting principles under IFRS and its decision on the options available are set out in the "Principles of valuation and determination of results" which is available at www.ing.com/group.

7.3 EXPLANATION OF DIFFERENCES BETWEEN IFRS AND ING GAAP

The explanation of differences in accounting principles between IFRS (applied as of 2005) and the accounting principles applied by ING Group in the 2004 annual accounts (ING GAAP) is presented below in two sections:
- differences between ING GAAP and IFRS excluding IAS 32/39 and IFRS 4, which are implemented in the restated 2004 comparatives as of 1 January 2004;
- differences due to the impact of IAS 32/39 and IFRS 4 which are implemented as of 1 January 2005.

DIFFERENCES BETWEEN ING GAAP AND IFRS EXCLUDING IAS 32/39 AND IFRS 4

Goodwill: Under ING GAAP, goodwill was charged to equity. Under IFRS, all goodwill arising after 1 January 2004 is capitalised and subject to an annual impairment review. Goodwill charged to equity prior to 1 January 2004 is not restated.

Real Estate - Investment Property: Under IFRS, investment property is reported at fair value, with changes in fair value reported in the profit and loss account. Under ING GAAP, investment property was reported at fair value, with changes in fair value reported in a revaluation reserve in equity; at disposal, the accumulated revaluation was recognised in the profit and loss account under ING GAAP.

Real Estate - Property in Own Use: Both under IFRS and ING GAAP, property in own use is reported at fair value, with changes in fair value reported in a revaluation reserve in equity. However, under IFRS a depreciation charge is recognised in the profit and loss account. At disposal, the accumulated revaluation was recognised in the profit and loss account under ING GAAP. Under IFRS, no result is recognised on disposal. Furthermore, under IFRS individually negative revaluation reserves on a property-by-property basis are charged to the profit and loss account; under ING GAAP negative revaluation reserves were offset against positive revaluation reserves.

Real Estate - Property under Development for Third Parties: Under IFRS, real estate in the course of construction is reported under the percentage of completion method (pro rata profit recognition). Under ING GAAP profit was recognised on completion. In addition, IFRS is more restrictive on the overhead expenses that may be capitalised.

Employee Benefits: Accounting for pension liabilities under ING GAAP was similar to IFRS; however, at transition to IFRS all unrecognised actuarial gains and losses were charged to shareholders' equity. Under IFRS additional provisions for certain employee benefits are required.

Employee Benefits - Share-based Payments: Under IFRS, the fair value of shares and options granted to employees is recognised in the profit and loss account over the vesting period of the award. Under ING GAAP the intrinsic value was recognised in the profit and loss account.

Leases: Under ING GAAP, leases where ING is the lessor were presented as Lending. Under IFRS, these are presented as fixed assets, with depreciation recognised in the profit and loss account on a straight-line basis. Certain bonuses/discounts are amortised over the lease term under IFRS whilst under ING GAAP they were reported in income immediately.

Foreign Currency Translation: Under ING GAAP, translation differences on insurance liabilities and related investments were recorded in equity. Under IFRS, both are recognised in the profit and loss account. Both under IFRS and ING GAAP translation differences on foreign operations are reported in a translation reserve in equity; however, at transition to IFRS the translation differences reserve was reset to nil.

Result on the Sale of Consolidated Subsidiaries: The result on sale under IFRS is different from ING GAAP as the book value at the time of disposal under IFRS differs from ING GAAP. This specifically relates to a negative revaluation on property in own use that under IFRS was charged to the profit and loss account in 2004, whereas it was included in the result on disposal under ING GAAP (also in 2004). There is no net effect on 2004 net income.

Dividend income on Equity Securities: Under ING GAAP, dividend income was accrued over the year whereas under IFRS dividend income is recognised when declared.

Taxation: Deferred taxation was adjusted for the (deferred) tax effect of the above differences between ING GAAP and IFRS.

DIFFERENCES FROM IMPLEMENTING IAS 32/39 AND IFRS 4 AS OF 1 JANUARY 2005

Available-for-Sale Debt Securities: Under IFRS, quoted debt securities (non-trading) other than those designated as being held-to-maturity are reported at fair value, with changes in fair value recognised in a revaluation reserve in equity; realised results are recognised directly in the profit and loss account. Under ING GAAP, debt securities were reported at amortised cost; realised results were deferred and amortised over the remaining term.

Insurance Provisions: Under IFRS certain contracts that do not contain significant insurance risk are presented as investment contracts and measured either at amortised cost or at fair value.

For insurance contracts with discretionary participation features, a deferred profit sharing liability is recorded under IFRS for the full amount of unrealised results on allocated investments. In addition, a deferred profit sharing liability is recorded for the policyholders' share in other differences between ING GAAP and IFRS as at 1 January 2005. Insurance liabilities are adjusted to compensate for the impact of the transition to IFRS on reserve inadequacy.

Derivatives and Embedded Derivatives: Under IFRS, all derivatives (including embedded derivatives that are not closely related to the host contract) are reported at fair value. Under ING GAAP, non-trading derivatives were valued similar to the item being hedged (mainly at cost).

Hedge Accounting: Under IFRS, for derivatives qualifying as cash flow hedges and net investment hedges, the fair value movements are initially deferred in equity and subsequently released to the income statement in the same period in which the hedged item affects profit and loss. For fair value hedges, the valuation of the hedged item is adjusted to reflect the hedged risk; this fair value adjustment on the hedged item is reported in the profit and loss account and (partly) offsets the fair value impact on the derivative that is also reported in the profit and loss account. Under ING GAAP, non-trading derivatives used for risk management purposes were valued similar to the item being hedged (mainly at cost). As an alternative for hedge accounting under IFRS, financial assets may be designated at fair value through profit or loss, which implies that these are presented at fair value, with all changes in fair value recognised directly in the profit and loss account.

Loans: Under both ING GAAP and IFRS loans are measured at amortised cost. Under IFRS, certain fees/costs are capitalised and amortised whilst under ING GAAP they were expensed immediately (e.g. mortgage broker fees). The amortisation of premiums, discounts and fees under IFRS is based on effective yield whereas under ING GAAP these were amortised on a straight-line basis. Under IFRS, realised results are reported in net income. Under ING GAAP these were amortised over the remaining term (e.g. prepayment penalties on mortgages).

Loan Loss Provisions: Under IFRS loan loss provisions for portfolios of individually smaller loans are calculated based on a more prescriptive methodology. Furthermore, under IFRS no unallocated provisions are allowed.

Equity Securities: Under ING GAAP, negative revaluations on equity securities were only charged to the income statement as impairment when triggered by the financial condition of the issuer. Under IFRS, impairment is also triggered by a prolonged decline of the market value below cost.

Classification of Equity Instruments: Under ING GAAP, preference shares and trust preferred securities were -- in accordance with the legal form -- classified as equity. Under IFRS, the conditions of ING Group's preference shares and trust preferred securities require classification as liabilities.

Venture Capital Investments: Under ING GAAP, venture capital investments were reported at the lower of cost or fair value. Under IFRS, investments in which ING has no significant influence are reported at fair value with changes in fair value reported in a revaluation reserve in equity. Investments in which ING has significant influence are reported at fair value, with changes in fair value reported in the profit and loss account.

Taxation: Deferred taxation was adjusted for the (deferred) tax effect of the above differences between ING GAAP and IFRS.

APPENDIX 8. INFORMATION FOR SHAREHOLDERS

SHARES AND WARRANTS
The average number of shares used for the calculation of net profit per share for the first three months of 2005, was 2,174.3 million (2,087.7 million for the first three months of 2004). The number of (depositary receipts for) ordinary shares of EUR 0.24 nominal value outstanding at the end of March 2005 was 2,204.8 million (including 31.9 million own shares to cover outstanding options for ING personnel). The number of (depositary receipts for) "A" preference shares of EUR 1.20 nominal value outstanding at the end of March 2005 was 87.1 million. The dividend percentage for the "A" shares for the period from 1 January, 2004 to 1 January 2014 has been set at 4.65%. This dividend will amount to EUR 0.1582 per year until 1 January 2014. This dividend will be paid for the first time in 2005.

On 5 January 1998, 17.2 million ING Group warrants B were issued. With an additional payment of the exercise price of EUR 49.92 one warrant B entitles the holder to two ING Group depositary receipts up to 5 January 2008. The number of warrants B outstanding at the end of March 2005 was 17.2 million.

In the first three months of 2005, the turnover of (depositary receipts for) ordinary shares on the Euronext Amsterdam Stock Market was 500.2 million (purchases and sales). The highest closing price was EUR 23.96, the lowest EUR 21.75; the closing price at the end of March 2005 was EUR 23.30.

LISTING
The (depositary receipts for) ordinary shares ING Group are quoted on the exchanges of Amsterdam, Brussels, Frankfurt, Paris, New York (NYSE) and the Swiss exchange. The (depositary receipts for) preference shares and warrants B are quoted on the Euronext Amsterdam Stock Market. Warrants B are also quoted on the exchange of Brussels. Options on (depositary receipts for) ordinary shares ING Group are traded at the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

RATING
Both ING Groep N.V. and ING Verzekeringen N.V. have an A+ rating from Standard & Poor's and an Aa3 rating from Moody's. ING Bank N.V. has an Aa2 rating from Moody's and an AA- from Standard & Poor's. All ratings from S&P were confirmed in 2004 and the ratings from Moody's were confirmed in May 2005. The ratings from Moody's have a stable outlook, and the ratings from S&P all have a positive outlook.

IMPORTANT DATES IN 2005 AND 2006(1)
11 August 2005      Publication of first-half results
12 August 2005      ING share quoted ex-interim dividend
10 November 2005    Publication of results first nine months
16 February 2006    Publication of annual results 2005
25 April 2006       Annual general meeting of shareholders
27 April 2006       ING share quoted ex-final dividend

1. All dates shown are provisional.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          ING Groep N.V.
                          (Registrant)


                          By: /s/H. van Barneveld
                              --------------------
                              H. van Barneveld
                              General Manager Corporate Control & Finance


                           By: /s/C. Blokbergen
                               -------------------
                               C. Blokbergen
                               Corporate Legal, Compliance & Security Department Head Legal Department

Dated: May 12, 2005